Exhibit 99.1

Exhibit 99.1 2024 ANNUAL REPORT

Contents 2 4 6 Chairman and Key About GBM CEO’s Letter Milestones 8 12 Environment, Financial Society & Reports Governance ii ASX:KZA | NASDAQ:KZIA

Chairman and CEO’s The journey of a young biotech Letter company is often circuitous, but we have nevertheless continued to make great progress in the past year. We Key have two first-class drug candidates Milestones in clinical development, with a diverse portfolio of trials that have the potential to open up very substantial commercial About markets. GBM We have an experienced and capable team, and an international network of supportive partners and collaborators. In almost every important respect, the Environment, Society fundamentals of Kazia have never been and stronger. Governance kaziatherapeutics.com Financial Reports Kazia Theraputics Limited Annual Report 2024 1

Chairman and CEO’s Letter PROGRESSING TREATMENT AREAS Dear fellow shareholder, We are pleased to present Kazia Therapeutic’s Annual Report for the period ending 30 June 2024. This has been a year of transformation for our company, marked by significant milestones in the development of our two drug candidates, paxalisib and EVT-801, as we make important progress in bringing these new cancer therapies to patients worldwide. The healthcare landscape has continued to evolve at a rapid pace, and Kazia has remained agile, navigating challenges and opportunities with resilience. Our core mission is clear: to develop innovative treatments that address unmet needs in cancer care. In this spirit, we have focused our efforts on advancing our lead asset, paxalisib across three key indications (GBM, DIPG and brain metastases), while completing the phase I clinical study for EVT-801. Our strategy to best position Kazia to deliver on the clinical plans for these two drug candidates ultimately led to our decision to de-list from the ASX in October 2023 to focus on NASDAQ, the largest biotech equity market in the world. Whilst this was a big decision, and one we did not take lightly, we believe that it was the right decision for our shareholders and for the future of the company. As a result of our decision to delist from the ASX, we have been able to reduce our operating costs and administrative burden while enabling long term access to the largest capital market on better terms from a more diverse and much larger investor base. This access is critical to ensuring we can raise appropriate growth capital to deliver on our clinical development plans. PIPELINE PROGRESS Paxalisib Paxalisib has continued to deliver promising clinical results in FY24, with strong data being released from a number of trials. In July 2023 we were delighted to receive Fast Track Designation (FTD) from the US Food & Drug Administration (FDA) for paxalisib for the treatment of solid tumour brain metastases harbouring PI3K pathway mutations in combination with radiation therapy. Following on from the FTD, Kazia announced in February 2024 the early conclusion of Part II of this two-part Phase 1 investigator-initiated trial following positive safety data and promising clinical response findings. After reviewing the Part II patient data, the three lead investigators determined that the primary endpoint of the study had been reached. The data from this clinical trial was presented at the American Society for Radiation Oncology 66th Annual Meeting on 1 October 2024.

In November 2023, we were pleased to provide a preliminary update from the ongoing investigator-initiated Phase 2 clinical trial at Dana-Farber Cancer Institute in Boston, evaluating paxalisib as a monotherapy treatment in patients with relapsed/refractory primary central nervous system lymphoma. We were encouraged by the clinical activity observed and look forward to sharing additional updates in FY2025.

Also in the same month, we were invited to present data from our ongoing Phase II study of paxalisib as an investigational drug for the treatment of diffuse intrinsic pontine glioma (DIPG) and other diffuse midline gliomas (DMGs), sponsored by the Pacific Pediatric Neuro-Oncology Consortium (PNOC), at the 2023 Society for Neuro-Oncology (SNO) Annual Meeting.

Promising additional data from this study was also presented in June at the 2024 International Symposium on Pediatric Neuro-Oncology (ISPNO. Highlights of the data included median overall survival of 13.2 months in Cohort 1 (newly diagnosed, enrolled pre-radiation n=33), 15.8 months in Cohort 2 (newly diagnosed, enrolled post-radiation n=69) and 8.8 months in Cohort 3 (relapsed patients, enrolled after progression n=30). The Cohort 1 and 3 data are encouraging and provides further evidence supporting the anti-cancer activity of paxalisib.

Immediately post reporting period we announced results from GBM-AGILE – the Phase II/III study by the Global Coalition for Adaptive Research (GCAR) that included the evaluation of paxalisib versus standard of care for patients with glioblastoma. Encouragingly, the trial data showed clinically meaningful improvement (3.8 months) in a prespecified secondary analysis for overall survival in newly diagnosed, unmethylated patients being treated with paxalisib. These results are very consistent with our previous Phase II study and we now look forward to engaging with the FDA to discuss various regulatory approaches for the approval of paxalisib, including accelerated approval.

Recruitment also commenced for the phase II clinical collaboration with the Australian and New Zealand Children's Haematology / Oncology Group (ANZCHOG) to investigate paxalisib in children with advanced solid tumours. OPTIMISE, as the study is known, will be the first clinical trial of paxalisib led out of Australia and will enrol up to 24 children with PI3K pathway mutation cancers.

As we have outlined above, we now have three clinical trial data sets across three different cancerous conditions: brain metastases in patients with underlying solid cancers, in combination with radiation for children with DPIG and lastly in adult patients with glioblastoma. The combination of these data provides supporting evidence that paxalisib is an active anti-cancer agent and further encourage us as we embark on our interactions with the FDA regarding the next steps in development of this agent.

On the commercial front, we entered into an exclusive licensing agreement with Sovargen to develop, manufacture and commercialise paxalisib as a potential treatment of intractable epilepsy in rare diseases such as focal cortical dysplasia type 2 (FCD T2) and tuberous sclerosis complex (TSC) disease. The underlying cause for both these diseases can be traced back to somatic mutations in the PI3K/Akt/mTOR pathway or mutations in TSC1 or TSC2 genes, which lead to the overactivation of the mTOR pathway. Under the agreement we received an upfront payment of U$1.5M, with potential milestone payments of up to $19M, and a percentage of sub-licensing revenues and royalties. While our primary focus is oncology, this agreement allows us to explore the impact of paxalisib in other areas where there is a substantial patient need and market opportunity.

Our collaboration with QIMR Berghofer Medical Research Institute in Brisbane, Australia to explore paxalisib in combination with immuno-therapies for advanced breast cancer, such as Triple Negative Breast Cancer , a type of breast cancer that doesn't have estrogen receptors, progesterone receptors and HER2, three receptors that are usually found on the surface of cancer cells. The research collaboration with QIMR continues to evolve and we look forward to providing updates on the program later this year.

Chairman and CEO's Letter
Key Milestones
About GBM
Environment, Society and Governance
Financial Reports

Kazia Theraputics Limited **Annual Report 2024** 3

Chairman and CEO’s Letter EVT801 FY24 saw the successful completion of stage 1 of our Phase 1 clinical trial evaluating EVT801 in patients with advanced solid tumours, having successfully met the primary and secondary endpoints. The signals of clinical activity, especially in patients with advanced ovarian cancer, were highly encouraging and we are more committed than ever to continue progressing the clinical development program for EVT801 as a potential first-in-class VEGFR3 inhibitor targeted therapeutic. Preliminary biomarker and clinical data from the study was presented in April 2024 at the Annual Meeting for the American Association of Cancer Research (AACR). This included the recommended dose of EVT801 for subsequent Phase II trials (if approved), as well as preliminary biomarker and clinical data focused on the advanced ovarian cancer patients enrolled in the study. Post reporting period in September, we were invited to present data highlighting promising clinical activity of EVT801 in high grade serous (HGS) Ovarian Cancer at the 15th Biennial Ovarian Cancer Research Symposium. This event was co-presented by American Association of Cancer Research (AACR) and the Rivkin Center for Ovarian Cancer Research in Seattle Washington ,and was attended by clinicians and ovarian cancer researchers from around the globe. The evolution of our clinical program for both paxalisib and EVT801, and the data reported in FY24, gives us continued confidence in their potential to improve patient outcomes in devastating disease areas. We anticipate further milestones in the year ahead, including the finalisation of late-stage clinical trials and potential regulatory filings if supported by the FDA. BOARD AND MANAGEMENT TRANSITIONS During FY24, Kazia has undergone several key changes within the executive team, aimed at strengthening our leadership and positioning the company for future growth. In August 2023, Dr John Friend joined the Board of Directors as Managing Director, having assumed the role of Chief Executive Offer earlier in the year. Kazia also welcomed Mr Bryce Carmine as Chairman in January 2024, following the resignation of Mr Iain Ross as Non-Executive Chairman in August 2023. Mr Carmine has served on the Kazia Board since 2015 and has extensive experience in drug development and global healthcare leadership. At the same time, we welcomed Mr Robert Apple to the Board as a Non-Executive Director. Mr Apple, bringing more than 25 years’ of senior leadership experience in the pharmaceutical industry to Kazia. These leadership transitions are reflective of our commitment to ensuring we have the right team in place to drive the next phase of Kazia’s growth, as we advance our clinical programs and pursue new strategic initiatives.

FINANCIAL PERFORMANCE & OUTLOOK Kazia’s cash balance at 30 June 2024 was $1.7m versus $5.2m at 30 June 2023. Our total assets were $21.6m, compared to $28.1m at 30 June 2023. Financially, Kazia remains well-positioned to execute its strategic initiatives. In December 2023 we announced a $2m registered direct offering upon entering into a definitive agreement for the purchase and sale of up to 4,44,445 of our American Depository Shares (ADSs). As mentioned earlier, we were pleased to enter into an exclusive licensing agreement with Sovargen, receiving an upfront payment of U$1.5M, with potential milestone payments of up to $19M. This was followed in April 2024 with a purchase agreement with Alumni Capital to sell up to $15m of American Depository Shares (ADSs). In addition to these agreements, Kazia has demonstrated a judicious use of our at-the-market (ATM) offering to maximise capital raised while minimising dilution for our existing shareholders, reflecting a careful balance between growth and shareholder value. While challenges remain in the global healthcare environment, we are optimistic about the future. We will continue to take a disciplined approach to capital management and the strength of our clinical data supports our belief that we are on the right path toward delivering meaningful new treatments to cancer patients. LOOKING AHEAD As we move forward into FY25, our priorities remain clear. We will continue to advance paxalisib and EVT801 through their clinical development and explore opportunities to broaden our pipeline through strategic collaborations. Our overarching goal is to create a world where cancer patients have access to better, more effective treatments, and we are unwavering in our commitment to this vision. We would like to thank our fellow board, management team, shareholders, partners, and employees for their continued support and dedication. Together, we are making tremendous progress, and we are excited for what lies ahead. Mr Bryce Carmine Dr John Friend Chairman Chief Executive Officer Chairman and CEO’s Letter Key Milestones About GBM Environment, Society and Governance Financial Reports 5 Kazia Theraputics Limited Annual Report 2024

key Milestones

HIGHLIGHTS – 2023/2024

JUL 23

Kazia's lead drug asset paxalisib was awarded Fast Track Designation (FTD) by the United States Food and Drug Administration (FDA) for the treatment of solid tumour brain metastases harbouring PI3K pathway mutations in combination with radiation therapy.

AUG 23

Dr John Friend, Kazia's Chief Executive Officer, was appointed Managing Director to the Board of Directors. In other changes, Mr Iain Ross resigned as Non-Executive Chairman and CEO Dr John Friend assumed the role of Interim Chairman.

SEP 23

A late-breaking oral presentation at the 2023 Society for Neuro-Oncology (SNO) Annual Meeting was awarded to Kazia, presenting data from the ongoing phase II study of paxalisib for the treatment of diffuse intrinsic pontine glioma (DIPG) and other diffuse midline gliomas (DMGs), sponsored by the Pacific Paediatric Neuro-Oncology Consortium (PNOC).

OCT 23

Kazia announced its intention to voluntarily de-list from the Australian Securities Exchange (ASX) and remain on the NASDAQ Exchange to reduce administrative costs and more readily access capital from a wider investor base to deliver on clinical development plans. Kazia was officially delisted from the ASX in November 2023.

Data from the company's ongoing phase I clinical trial evaluating EVT801 in patients with advanced solid tumours was presented at the European Society of Medical Oncology Congress 2023.

NOV 23

Kazia voluntarily delisted from the ASX to become solely traded on NASDAQ.

Kazia shared key highlights from the clinical and preclinical paxalisib-related presentations given by key thought leaders at the Society of Neuro-Oncology 2023 Annual Meeting, including highly encouraging preliminary overall survival data from the PNOC022 clinical trial study with diffuse midline gliomas patients.

JAN 24

Kazia announced the resignation of Chief Financial Officer Karen Krumeich. Concurrently, Non-Executive Director Bryce Carmine was appointed as the Chairman to Kazia board, and Mr Robert Apple was appointed as Non-Executive Director.

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FEB 24

Kazia announced the early conclusion of an investigator-initiated trial evaluating the use of paxalisib with radiation therapy, for the treatment of patients with PI3K pathway mutation brain metastases from solid tumours. The clinical trial was observed to reach its primary endpoint.

MAR 24

Kazia announced the presentation of new data for both its pipeline molecules, paxalisib and EVT801, at the Annual Meeting of the American Association of Cancer Research (AACR).

Kazia entered into an exclusive licensing agreement with Sovargen to develop, manufacture and commercialise paxalisib as a potential treatment of intractable epilepsy in focal cortical dysplasia type 2 (FCD T2) and tuberous sclerosis complex (TSC) disease.

MAY 24

Kazia announced that the Safety Review Team (SRT) of the EVT801 phase I clinical trial concluded that the primary and secondary objectives of stage 1 of the trial had successfully been met.

JUN 24

Kazia announced the presentation of new data from its lead program, paxalisib, at the 21st International Symposium on Paediatric Neuro-Oncology (ISPNO 2024). Concurrently, Kazia announced the publication of an article in the European Journal of Cancer, which highlighted the need for evaluating mutation-specific, CNS penetrant, inhibitors to treat paediatric patients with Diffuse Midline Glioma (DMG).

JUN 24

Jeffrey Bonacorda was appointed as the Vice President of Finance and Controller, starting July 1, 2024. Mr. Bonacorda brings over thirty years of experience in the pharmaceutical, consumer products and service industries.

POST REPORTING PERIOD

JUL 24

Kazia announced the results from GBM-AGILE, a phase II/III study. Data showed clinically meaningful improvement in a prespecified secondary analysis for overall survival in paxalisib-treated, newly diagnosed unmethylated patients with glioblastoma. Based on the totality of the GBM clinical data generated to date, Kazia is planning on meeting with the FDA to discuss the data and a regulatory path forward.

Chairman and CEO's Letter
Key Milestones
About GBM
Environment, Society and Governance
Financial Reports

Kazia Theraputics Limited **Annual Report 2024** 7

About GBM

WHAT IS GLIOBLASTOMA?

Glioblastoma (glioblastoma multiforme or GBM) is the most common and most aggressive form of brain cancer.

Originating in the adult brain, glioblastoma tumours comprise cancer cells that can rapidly grow and multiply. In rare cases, glioblastoma can spread into other areas of the brain and spinal cord. There is no clear cause, or strong risk factors for glioblastoma. It can develop at any age, but most commonly in people in their 60s. It is estimated that there are 133,000 people are diagnosed with glioblastoma each year, with an average life expectancy of approximately 15 weeks[1]. In the last 20 years, there has been very little improvement in prognosis for patients with glioblastoma. The current standard of care, also known as Stupp's regimen, consists of debulking surgery where possible, followed by six weeks of radiotherapy combined with temozolomide treatment. Then after a four-week interval, patients are back on temozolomide maintenance therapy for six 28-day cycles. Additional treatment approaches are considered for older patients who are less tolerant to Stupp's regimen, such as Perry's modification (3 weeks of chemoradiotherapy) or by chemotherapy alone[2].

"Even a few months increase in overall survival makes a huge difference for my patients, so efficacy of an approved therapeutic makes the largest impact."

A US Neuro-Oncologist

PAXALISIB AS A POTENTIAL TREATMENT

Glioblastoma is the lead indication for paxalisib, Kazia's lead drug assets. Paxalisib is a unique PI3K inhibitor that was invented by Genentech, Inc. PI3K is a critical control mechanism in growth and cell division, which is activated in many forms of cancer. PI3K is an attractive target for glioblastoma because 85% of the patients have activation of this pathway.

PI3K is a well-validated target for cancer drugs, with five FDA-approved therapies in this class: Zydelig® (idelalisib), Aliqopa® (copanlisib), Copiktra® (duvelisib), Piqray® (alpelisib), and Ukoniq® (umbralasib). One of the most distinguishing features of paxalisib is its ability to cross the blood-brain barrier (BBB). Ordinarily, the BBB prevents many drugs from reaching brain tissue, and is a challenge for the treatment of any disease in the central nervous system. Paxalisib's ability to cross the BBB is very unique in this class of medicines and differentiates the drug from the approved products in the PI3K inhibitor class.

PAXALISIB AND GMB AGILE TRIAL

On 10 July 2024, Kazia announced results from GBM AGILE, a phase II/III study that included an evaluation of paxalisib versus standard of care (SOC) for patients with glioblastoma. GBM AGILE is sponsored by the Global Coalition for Adaptive Research, a US-based, not-for-profit organisation consisting of some of the world's foremost clinical, translational and basic science researchers.

In 2019, Kazia announced its inclusion in GBM AGILE and the first patient was enrolled in 2021 into the paxalisib arm of the study. Paxalisib was evaluated in Newly Diagnosed Unmethylated (NDU) patients as well as recurrent GBM patients.

Paxalisib is the third drug candidate to complete its evaluation in the study and was evaluated as a treatment in two patient signatures – NDU (N=54) and recurrent disease (N=100).

Data on file.
https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7348058/

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Chairman and CEO’s The NDU control arm of GBM AGILE was the current SOC (Stupp protocol, comprising 6 weeks of chemoradiation Letter followed by adjuvant TMZ). As GBM AGILE is an ongoing adaptive study, where control patients are continuously enrolled, two cohorts of control patients could be used in statistical analyses – concurrent controls and cumulative controls. These are defined as follows: Paxalisib Paxalisib stage 1 stage 2 0 50 100 150 200 Key Evaluate for graduation Milestones Evaluate for futility Paxalib Study enrolment completed stops 12 months after Time adjusted controls Concurrent controls last patient enrolled (20 months) (14 months) July 2019 March 2021 May 2022 May 2023 About GBM Cumulative control arm • Concurrent controls: patients randomized to 3.8-month, approximately 33% improvement in the control arm from the date of inclusion of patient overall survival comparing NDU patients paxalisib [April 2021] onto the study until the receiving paxalisib to the concurrent SOC group. date the last patient randomized to paxalisib. For the primary analysis the median OS was 14.77 Concurrent control patients are censored one year months for paxalisib-treated NDU patients (n=54) versus after last patient is enrolled in Paxalisib arm. 13.84 months for cumulative SOC NDU patients (n=75). For a prespecified secondary analysis in the Notably, the prespecified secondary analysis NDU patients, median OS was 15.54 months in Environment, showed consistent results to the previously the paxalisib arm (n=54) versus 11.89 months reported, Company-sponsored phase II for concurrent SOC (n=46). This indicates a Society study (median OS 15.7 months, n=27). and Bayesian Primary Analysis: Prespecified Secondary Analysis: Paxalib vs Standard of Care1 Paxalib vs Standard of Care2 Governance 14.77 months vs 13.84 months 15.54 months vs 11.89 months Figure 2. GBM AGILE primary vs prespecified secondary analysis results NEXT STEPS... Based on the 33% improvement in the prespecified secondary analysis, Kazia is seeking a meeting with the US Food and Drug Administration (FDA) before the end of CY2024. The intention is to discuss results and next steps, including a proposed accelerated pathway for potential approval of paxalisib. Financial Reports Kazia Theraputics Limited Annual Report 2024 9

Environment, Society & Governance ENVIRONMENT,SOCIETY & GOVERNANCE Kazia has an ESG framework and a developing an ESG program that is integrating ESG risk into business strategy. ENVIRONMENT SOCIETY OUR WORLD Community Contribution Kazia is mindful of its impact on the environment and strives Our compassionate program to reduce its carbon footprint. The Kazia business model is has treated over 40 patients based on outsourcing, and we are working with major partners in 7 countries since its who are focused on enhancing climate protection. inception in 2018. Our major partner Evotec, who is running our EVT-801 trial, is a signatory one of the most ambitious action related to climate mitigation, the Science Based Targets initiative (SBTi). This implies to set carbon reduction targets aligned with the goals of the Paris Agreement: to limit global warming to well below 2°C above pre-industrial levels and pursue efforts to limit warming to 1.5°C and is determined to become net carbon neutral by 2050. 40 Evotec is implementing an innovative, web-based platform to collect environmental, social and governance indicators. This PATIENTS IN will allow them to identify sustainability-related risks at an early stage and derive appropriate measures. In this way, the large number of projects that Evotec have already implemented in the area of environmental protection and resource conservation can also be systematically mapped in the future. This includes, among other things, the procurement of green electricity and the conversion of office paper to 100 % recycled material. Sustainability 7 Kazia head office is located one of the most sustainable carbon neutral commercial precincts in the world. The serviced office is COUNTRIES located in a building with a five-star NABERS energy rating. SINCE 2018 Countries we treat compassionate patients in: Australia, USA, Israel, Spain, Switzerland, England and Ireland 10

Chairman and CEO’s Letter GOVERNANCE Gender Equity Effective corporate Key governance is critical MEN for the long-term Milestones WOMEN success of Kazia. Board members at 30 June The Board is committed to maintaining and enhancing a strong corporate governance framework for the Company and is responsible for the overall corporate governance of Kazia. About The Board monitors the operational GBM and financial position, and overall performance of Kazia and oversees FY23 FY24 its business strategy, including approving its strategic goals. The Board is committed to maximising Management at 30 June performance, generating shareholder value and financial returns over the medium to longer term, and sustaining the growth and success of the Company. With these objectives in mind, the Environment, Board seeks to ensure that Kazia is properly managed and ensures Society FY23 FY24 the Company and its Directors, officers and employees operate and in an appropriate environment of Total Company corporate governance. Accordingly, the Board has created a framework Governance for managing the Company’s affairs, including adopting relevant internal controls, risk management processes, and corporate governance policies and practices 44% 44% which it believes are appropriate for the Company’s business and 54% 54% which are designed to promote the responsible management and conduct of the Company. Financial FY23 FY24 Reports Kazia Theraputics Limited Annual Report 2024 11

Financial Report 2024 DIRECTORS’ REPORT AND FINANCIAL STATEMENTS GENERAL INFORMATION The financial statements cover Kazia Therapeutics Limited as a consolidated entity consisting of Kazia Therapeutics Limited and the entities it controlled at the end of or during the year. The financial statements are presented in Australian dollars, which is Kazia Therapeutics Limited’s functional and presentation currency. Kazia Therapeutics Limited is an unlisted public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is: Three International Towers, Level 24 300 Barangaroo Avenue Sydney NSW 2000 A description of the nature of the consolidated entity’s operations and its principal activities are included in the Directors’ report, which is not part of the financial statements. The financial statements were authorised for issue, in accordance with a resolution of directors, on 17 December 2024. The directors have the power to amend and reissue the financial statements. 12

Chairman and CEO’s Letter Key Milestones About GBM CONTENTS Page Environment, Director’s Report 14 Auditor’s independent declaration 46 Society Statement of profit or loss and other comprehensive income 48and Statement of financial position 49 Statement of changes in equity 50 Notes to the financial statements 52 Governance Consolidated entity disclosure statement 83 Directors’ declaration 84 Independent auditor’s report to the members of Kazia Therapeutics Limited 85 Corporate directory iii Financial Reports Kazia Theraputics Limited Annual Report 2024 13

Directors Report DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2024 The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Kazia Therapeutics Limited (referred to hereafter as the ‘company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 30 June 2024. Directors The following persons were Directors of Kazia Therapeutics Limited (ABN 37 063 259 754) during the whole of the financial year and up to the date of this report, unless otherwise stated: Dr John Friend (Appointed 1 August 2023—Managing Director and Chief Executive Officer) (Appointed 11 August 2023, Ceased 18 January 2024 – Interim Chair) Iain Ross (Resigned 11 August 2023) Bryce Carmine (Appointed 18 January 2024 – Chairman) Steven Coffey Ebru Davidson Robert Apple (Appointed 15 January 2024) Principal activities During the financial year the principal continuing activity of the consolidated entity consisted of pharmaceutical research and development with a view to commercialising the results of our research through license transactions or other means. Dividends There were no dividends paid, recommended or declared during the current or previous financial year. Review of operations The loss for the consolidated entity after providing for income tax amounted to $26,778,014 (30 June 2023: $20,465,180). The attached financial statements detail the performance and financial position of the consolidated entity for the year ended 30 June 2024. Cash resources At 30 June 2024, the consolidated entity had total funds, comprising cash at bank and on hand of A$1,657,478 (2023 A$5,241,197). 14

Chairman and CEO's Letter Key Milestones About GBM Environment, Society and Governance Financial Reports

Going concern
The Consolidated Entity incurred a loss after income tax of $26,778,014 (2023: $20,465,180), was in a net current liability position of $19,652,664 (2023: net current asset position of $3,207,572) and had net cash outflows from operating activities of $9,581,353 (2023: $15,156,157) for the year ended 30 June 2024.

As at 30 June 2024 the consolidated entity had cash and cash equivalents of $1,657,478 (2023: $5,241,197).

The consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the Company has not generated significant revenues nor does the Company anticipate generating significant revenues in the near future. The ability of the Consolidated Entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities, and from other sources of revenue such as grant funding. These factors give rise to a material uncertainty which may cast significant doubt on whether the Consolidated Entity will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these consolidated financial statements.

The directors have considered the cash flow forecasts and the funding requirements of the business and continue to explore grant funding, licensing opportunities and equity investment opportunities in the Company.

The at-the-market' equity program ("ATM") allows the Company to raise capital dynamically in the market, with no discount, no warrant coverage, and modest banking fees, allowing it to fund operations with minimal dilution to existing shareholders. An ATM with Oppenheimer & Co. Inc. (Oppenheimer) as sales agent was established in May 2022. Under the ATM, Kazia may offer and sell via Oppenheimer the remaining capacity of US$22.6 million of its ordinary shares, in the form of American Depository Shares (ADSs), with each ADS representing 100 ordinary shares. Kazia entered into an Equity Distribution Agreement, dated as of 22 April 2022 (the "Sales Agreement"), with Oppenheimer, acting as sales agent for an initial capacity of US$35 million. On 4 September 2024, the Equity Distribution Agreement was amended to increase the aggregate offering price to US$50 million. During the year ended 30 June 2024 US$1,656,016 was drawn down from the ATM facility compared to US$4,203,221 for the year ended 30 June 2023.

From July 2024 through to the date of signing this report, the Consolidated Entity raised total proceeds of A$5,805,033 (U$3,947,372) using the ATM facility and continues to seek additional funding sources both in Australia and overseas. For the same period the Consolidated Entity also raised total proceeds of A$1,621,242 (U$1,053,075) through its equity line of credit facility.

Accordingly, the directors have prepared the consolidated financial statements on a going concern basis.

Rounding of amounts
The Company is a type of Company referred to in ASIC Corporations (Rounding in Financial/Directors' Reports) Instrument 2016/191 and therefore the amounts contained in this report and in the financial report have been rounded to the nearest dollar.

Kazia Therapeutics Limited Clinical Pipeline Overview

PAXALISIB
Kazia's lead program is paxalisib, (formerly known as GDC-0084), an investigational brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, that was specifically designed to treat brain cancer.

Paxalisib was developed by Genentech, Inc (South San Francisco, California) and the company entered into a worldwide exclusive license for the asset in October 2016. Prior to this transaction, Genentech had completed an extensive pre-clinical development program that provided convincing validation for paxalisib as a potential drug for brain cancer. Genentech also completed a phase I clinical trial in 47 patients with advanced recurrent grade III and grade IV glioma (NCT01547546). The most common adverse events were oral mucositis and hyperglycemia. Per ANO criteria, 40% of patients exhibited a best observable response of stable disease, and 26% demonstrated a metabolic partial response on FDG-PET.

The development candidate was granted the International Non-Proprietary Name (INN) 'paxalisib' by the World Health Organisation in December 2019. This was confirmed as the United States Adopted Name ("USAN") by the USAN Council in April 2020. Paxalisib is orally administered and is presented in a 15mg capsule formulation. The development candidate is the subject of IND 112,608 with the U.S. Food and Drug Administration ("FDA").

Paxalisib is a potent and selective inhibitor of all four isoforms of phosphoinositide-3-kinase (PI3K) and a moderate inhibitor of the mammalian target of rapamycin ("mTOR"). The PI3K / Akt / mTOR signaling axis has been shown to be dysregulated

Kazia Theraputics Limited Annual Report 2024 15

Directors Report in approximately 85-90% of cases of glioblastoma, per Cancer Genome Atlas, and is considered a promising target in this disease. More generally, five PI3K inhibitors have thus far been approved by FDA, for a range of hematological malignancies and solid tumors, making this a well1validated target in cancer. Paxalisib is distinguished from these products by the fact that it is the only PI3K inhibitor in mainstream clinical development which is known to cross the blood-brain barrier, a crucial prerequisite for any novel treatment in brain cancer. Paxalisib’s mechanism is therefore entirely distinct from that of temozolomide, the existing FDA-approved standard of care treatment. Temozolomide functions primarily by alkylating guanine residues in DNA, thereby inhibiting cell division in the rapidly-growing tumor. Paxalisib, by contrast, inhibits a biochemical control signal, and is therefore associated with a very different resistance and toxicity profile. Paxalisib is the subject of granted or pending composition-of-matter patents in all key territories. In general, the expiry of these patents is in December 2031. However, the company expects that it will be able to secure patent term extensions in the most substantial markets, including US, EU, China, Japan, and Korea, and that these extensions will provide effective protection until 2036. In addition, the company has recently received notice of grant for a patent protecting the manufacturing process associated with paxalisib, and this will provide an additional layer of protection in relevant territories until 2036. Paxalisib was granted orphan drug designation (“ODD”) by the FDA for glioblastoma in February 2018, and for the broader indication of glioma in August 2020 and ODD for atypical rhabdoid/teratoid tumours (“AT/RT”), a rare highly-aggressive childhood brain cancer, in June 2022. The development candidate also received Fast Track designation (“FTD”) for glioblastoma in August 2020, and Rare Pediatric Disease Designation (“RPDD”) for diffuse midline gliomas in August 2020. On July 6, 2023, Kazia announced that paxalisib had been awarded FTD by the FDA for the treatment of solid tumor brain metastases harboring PI3K pathway mutations in combination with radiation therapy. Collectively, these designations provide opportunities for enhanced access to FDA, a waiver of Prescription Drug 21 Use Fee Act (“PDUFA”) fees, a period of regulatory exclusivity and, in the specific case of RPDD, the potential to secure a pediatric Priority Review Voucher (pPRV) should paxalisib be first approved in this indication. Brain cancers account for about 15% of pediatric cancers and are the second most common type of cancer in children whereas over 300,000 adults are diagnosed every year with primary brain cancer. We believe paxalisib, by design, has the potential to be an integral component to precision medicine. As a targeted therapeutic, we have focused many of the ongoing trials to evaluate paxalisib in patients who have PI3K pathway mutations. Enrolling clinical trials with patients who have the potential to have the greatest response and benefits accelerates clinical trial recruitment and time to commercialization. The overall clinical development strategy for paxalisib has been crafted into three core pillars. Within the adult brain cancer pillar, we have four ongoing clinical studies across three different patient populations. There are two actively recruiting clinical studies and one recently completed study in the pediatric brain cancer pillar. Within the brain metastases pillar, there are three ongoing studies. Paxalisib in Adult Brain Cancer Glioblastoma (“GBM”) is a fast-growing and aggressive brain tumour. Paxalisib is being developed primarily for the ~65% of newly1diagnosed unmethylated GBM patients who generally do not respond to existing chemotherapy with temozolomide. The final data from a phase II study in newly diagnosed GBM patients reported promising signals of clinical activity with paxalisib and was presented at two global conferences in 2023. GBM AGILE Pivotal study Phase II / III Clinical Trial in Glioblastoma (NCT03970447) Paxalisib commenced recruitment to GBM AGILE a phase II / III adaptive clinical trial in glioblastoma, in January 2021. GBM AGILE (Glioblastoma Adaptive Global Innovative Learning Environment) is sponsored by the Global Coalition for Adaptive Research, a US1based 501©(3) non-profit organization dedicated to advancing the development of new therapies via the application of cutting-edge statistical methodologies. The goal is to expedite the approval of new drugs for this disease. The study is a platform study, or master protocol study, in which multiple experimental agents are evaluated in parallel, and are compared against a shared control arm. The paxalisib arm enrolled two patient populations: newly diagnosed patients with unmethylated MGMT promotor status, and recurrent patients. We announced on 1 August 2022 that the company had been advised by GCAR that the first stage of the paxalisib arm had completed recruitment. The treatment arm did not meet pre-defined criteria for continuing to a second stage, and patients enrolled in the first stage of the paxalisib arm continued on treatment as per protocol, and in follow-up, until completion of the final analysis, which we anticipate receiving in 2H CY2023. Depending on the results of the study, Kazia may use such data to support submission of a new drug application for marketing authorisation to the FDA. On 10 July, 2024, Kazia announced results from the GBM-AGILE study. A total of 313 newly diagnosed unmethylated (“NDU”) patients and recurrent patients being treated at top U.S. cancer hospitals were randomized to either a paxalisib treatment arm 16

Chairman (up to 60 mg/day) or the Standard of Care (“SOC”) concurrent control arm from January 2021 to May 2022. For the primary and analysis the median Overall Survival (“OS”) was 14.77 months for paxalisib-treated NDU patients (n=54) versus 13.84 months for cumulative SOC NDU patients (n=75). For a prespecified secondary analysis in the NDU patients, median OS was 15.54 CEO’s months in the paxalisib arm (n=54) versus 11.89 months for concurrent SOC (n=46). In addition, a prespecified sensitivity analysis in NDU patients showed similar median OS difference between paxalisib treated patients (15.54 months) and Letter concurrent SOC patients (11.70 months). An efficacy signal was not detected in the recurrent disease population (median OS of 9.69 months for concurrent SOC (n=113) versus 8.05 months for paxalisib (n=100).Based on the totality of data available from all completed paxalisib clinical studies in newly diagnosed unmethylated GBM patients, Kazia will request a meeting with the FDA to discuss the results and determine next steps for paxalisib, including potential regulatory paths for approval. LUMOS2 phase II study Kazia is supporting the University of Sydney on a molecularly guided phase II clinical study evaluating paxalisib in adult patients with recurrent/progressive isocitrate dehydrogenase (IDH) mutant grade 2 and 3 gliomas (G2/3 gliomas). The LUMOS2 study is sponsored 22 by the University of Sydney with a goal of investigating targeted therapeutics in these patients who have limited options. The study is expected to enroll up to 76 patients with PI3K pathway mutations and will be a Key multicenter study at several Australian sites, with the potential to expand internationally. Enrollment in the study is ongoing. Weill Cornell Medicine Phase II Study in Glioblastoma in Combination with Ketogenesis (NCT05183204) In June 2021, the company entered into an agreement with Weill Cornell Medicine for an investigator-initiated phase II clinical Milestones trial combining paxalisib with ketogenesis in patients with newly- diagnosed and recurrent glioblastoma. The study is actively enrolling in two cohorts of GBM patients, and we anticipate providing an update to this study in 2025. Dana Farber Cancer Institute (DFCI) Phase II Study in Primary Central Nervous System Lymphoma (PCNSL) (NCT04906096) Professor Lakshmi Nayak is the Principal Investigator to a phase II clinical study of paxalisib in patients with primary CNS lymphoma (PCNSL) (NCT04906096). We believe the unique brain-penetrant qualities of paxalisib make it suitable for investigation in this patient group. Study enrollment is ongoing and expected to recruit approximately 25 patients. Paxalisib in Paediatric Brain Cancer Brain cancer is the most common malignancy of childhood and represents about one third of all childhood cancer deaths. The About PI3K/AKT/mTOR pathway is frequently upregulated in pediatric cancers and therefore therapeutics that target those pathways could lead to well long-awaited regulatory approvals. DIPG is the most common of a group of childhood brain cancers known GBM as diffuse midline gliomas (“DMGs”). The disease has no FDA approved drug treatments and average survival from diagnosis is approximately 10 months. Kazia recognizes the critical importance and immense unmet need and is exploring paxalisib in two common forms of childhood cancer-DIPGs and Advanced Childhood Cancer with PI3K/mTOR mutations. St Jude Children’s Hospital Phase I Study in Diffuse Intrinsic Pontine Glioma (DIPG) (NCT03696355) In February 2020, the company’s collaborators at St Jude Children’s Research Hospital in Memphis, TN completed recruitment to a phase I investigator- initiated clinical study of paxalisib in diffuse intrinsic pontine glioma (DIPG), a rare but highly aggressive childhood brain cancer with no approved pharmacological treatments. The St Jude study (NCT03696355) sought to establish a maximum tolerated dose (“MTD”) in the pediatric population before enrolling an expansion cohort to seek definitive signals of efficacy. In September 2019, the company announced that a pediatric MTD of 27 mg/m2 had been determined, which is approximately comparable to the doses used in adult clinical studies. The investigators reported interim data in an oral presentation at the SNO Annual Meeting in November 2020. The study met its primary objective and determined a maximum tolerated dose for pediatric use of 27 mg/m2. 27 patients were recruited, of whom 24 received at least one dose Environment, of paxalisib. The safety profile and pharmacokinetics were highly consistent with the adult data. PNOC022 phase II Study in Diffuse Intrinsic Pontine Glioma (DIPG) (NCT05009992) Society In December 2020, the company entered into a letter of intent with the Pacific Pediatric Neuro-Oncology Consortium (PNOC), an international consortium focused on the development of novel combination therapies, to execute an investigator-initiated and phase II adaptive platform study of paxalisib in patients with DIPG and other DMGs, a group which collectively constitutes one of the most aggressive childhood cancers. The study will explore paxalisib in combination with ONC-201, a small-molecule investigational new drug which targets dopamine receptor D2 (DRD2), and which is manufactured by Oncoceutics, Inc, a wholly-owned subsidiary of Chimerix, Inc. Preliminary results were presented at Society of Neuro-Oncology 2023 Annual Governance meeting on November 19, 2023. Sixty1eight patients with DMG were enrolled and the Median OS from time of diagnosis was 16.5 months (lower 95% confidence interval (“CI”) 11.6 months) with a median follow-up time of 9.9 months (95% CI: 8.5, 11.4). Most common grade 3 and above treatment-related adverse events were decreased neutrophil count (n=4); mucositis (n=3); and, colitis, drug reaction with eosinophilia and systemic symptoms, decreased lymphocyte count, hyperglycemia, and hypokalemia (n=2). On June 27, 2024, Kazia announced that updated clinical data from the study will be presented at 21st International Symposium on Pediatric Neuro-Oncology. Highlights of the presentation included median overall survival of 13.2 months in Cohort 1 (newly diagnosed, enrolled pre-radiation n=33), 15.8 months 23 in Cohort 2 (newly diagnosed, enrolled Financial Reports Kazia Theraputics Limited Annual Report 2024 17

Directors Report post-radiation n=69) and 8.8 months in Cohort 3 (relapsed patients, enrolled after progression n=30). Further analyses are ongoing by Pediatric Neuro-Oncology Consortium (“PNOC”) researchers and updates are expected in 2025. OPTIMISE phase II study Kazia entered into a collaboration with the Australian and New Zealand Children’s Haematology / Oncology Group in March 2023 for a phase II clinical study examining paxalisib as a targeted therapeutic in children with advanced solid tumours, including brain tumours. The study, named OPTIMISE, is the first Australian-led clinical trial to combine paxalisib and chemotherapy for children with PI3K pathway mutations in their tumours. Enrollment for this study is ongoing. Paxalisib in Brain Metastases Brain metastases occur when cancer cells spread from their original site to the brain, and treatment options are very limited. Brain metastases are a common complication of many tumours, but are particularly common in breast cancer, lung cancer, and melanoma and account for 67% to 89% of all cancers. Brain metastases are typically highly resistant to treatment and survival rates are generally low. Radiotherapy is a common treatment modality for brain metastases. Despite some efficacy, patients typically become resistant over time, and repeat courses of radiotherapy can be associated with significant neurological toxicity. Additionally, PI3K pathway mutations are common in brain metastasis and are frequently associated with a worse prognosis. MSKCC phase I clinical study in Brain Metastases in Combination with Radiotherapy (NCT04192981) Paxalisib is the subject of an ongoing phase I clinical study in patients with brain metastases and leptomeningeal metastases who harbor PI3K pathway mutations in combination with radiotherapy sponsored by Memorial Sloan Kettering Cancer Center in New York, NY. Encouraging safety and clinical activity from this study was presented by the lead investigator, Dr. Jonathan Yang in August 2022 at the ASCO/SNO CNS meeting held in Toronto, Canada. Interim data from the first stage of the study indicated that all 9 evaluable patients experienced complete or partial response, representing an overall response rate (ORR) of 100%, according to RANO-BM criteria. The patients comprised a range of primary tumors, with breast cancer the most common, representing one third of patients. The company announced that the phase I expansion cohort had reached an early conclusion based on positive safety data and positive clinical response findings observed to date. Preliminary data from the expansion cohort is anticipated by Q4 CY2024. Alliance for Clinical Trials in Oncology Phase II Genomically-Guided Study in Brain Metastases (NCT03994796) The Alliance for Clinical Trials in Oncology is sponsoring a phase II multi-drug study of multiple agents in the treatment of brain metastases from any primary tumour (NCT03994796) and substantially funded by the US National Cancer Institute. Three patient cohorts are enrolled in the paxalisib arm: breast cancer, lung cancer, and other tumors. The enrollment is ongoing for all cohorts including the expansion stage of the study in breast cancer brain metastases patients. Dana Farber Cancer Institute (DFCI) Phase II Study in HER2+ Breast Cancer Brain Metastases in Combination with Trastuzumab (NCT03765983) Dr Jose Pablo Leone is the Principal Investigator for a phase II study in patients with HER2-positive breast cancer brain metastases, a population for which there are no approved pharmacological treatments, in which paxalisib is administered in combination with Herceptin (trastuzumab), sponsored by Dana-Farber Cancer Institute in Boston, MA. Study enrollment is complete and data is expected to be presented in CY2025. Fast Track Designation We received FTD by the FDA in July 2023 for paxalisib for the treatment of solid tumour brain metastases harboring PI3K pathway mutations in combination with radiation therapy, based on the promising clinical data from an interim analysis of the MSKCC phase 1 trial. 24 To be awarded FTD, drugs must generally be able to show some potential advantage over existing therapies, either in terms of safety or efficacy. The key benefits of FTD comprise enhanced access to FDA, with regular and more frequent opportunities for consultation and discussion. In addition, drugs with FTD may be eligible for Accelerated Approval, in which a new medicine is approved based on a surrogate endpoint, and Priority Review, in which the standard 12-month review process may be reduced to eight months. Drugs with FTD may also receive a ‘rolling review’ of their NDA submission, in which sections are submitted for review as they become available, potentially expediting the approval process EVT801 Kazia is also developing EVT801, a small-molecule selective inhibitor of VEGFR3. EVT801 was originally discovered by Sanofi SA and was licensed to Evotec SE as part of a broader transaction. Evotec conducted an extensive program of pre-clinical development, which showed compelling evidence of activity in broad range of animal models. The drug was licensed to Kazia in April 2021. EVT801 Worldwide Exclusive License and Intellectual Property 18

Chairman The Company entered into an exclusive worldwide license agreement with Evotec SE in April 2021, under which Kazia has and the right to develop and commercialize the asset in all indications. Evotec stands to receive up to €301 million in contingent milestone payments, and a royalty on net sales. Evotec has no right to direct the development of EVT801, no right of approval CEO’s for Kazia to sub-license, and no right of first refusal. However, in the event of sub-licensing, Kazia may under certain circumstances share a portion of receipts from a sub-licensee with Evotec. Letter EVT801 is protected by granted or pending composition-of-matter patents in all key territories, with exclusivity generally through to the early 2030s. For several decades, it has been clear that growing tumors require an extensive network of newly formed blood vessels and lymphatic vessels to satisfy their substantial nutrient requirements. Drugs which inhibit the formation of new blood vessels (angiogenesis inhibitors) have proven effective in a wide range of solid tumors, with Avastin (bevacizumab) being the best-known example of the class. However, the use of such drugs is limited by hypoxia- induced resistance mechanisms and, in the case of many small-molecule inhibitors, by toxicity. EVT801 was designed to respond to these challenges by selectively targeting lymphangiogenesis, the formation of new lymphatic vessels. Doing so, and with a high degree of selectivity, is Key expected to provide many of the same benefits as inhibition of angiogenesis, but without the attendant problems of resistance and toxicity. In addition, drugs which target VEGF receptors have shown the potential to alter the population of immune cells within the Milestones tumour micro-environment, thereby potentially making ‘cold’ tumors more susceptible to immuno-oncology agents such as checkpoint inhibitors. We believe that pre-clinical evidence supports this hypothesis with EVT801 and may provide a second and almost entirely distinct mechanism of action through which the EVT801 may provide benefit to cancer patients. Phase I Study in Advanced Solid Tumors (NCT05114668) In November 2021, Kazia commenced recruitment to a phase I, first-in-human, multiple-ascending-dose, clinical trial of EVT801 in patients with advanced solid tumors which seeks to explore both of these mechanisms (inhibition of lymphangiogenesis and modulation of tumor immune micro-environment), The trial is being performed at two hospitals in France: Oncopole in Toulouse and Centre Léon Bérard in Lyons and will aim to recruit up to 60 patients with advanced cancer. In addition to the primary endpoints of safety and tolerability, the study is designed to include a rich array of biomarkers that will allow a deeper understanding of the drug’s pharmacology and may inform design of subsequent studies. About On 1 May, 2024, Kazia announced that Stage 1 of the study was complete, and that the primary and secondary endpoints GBM were achieved. A total of 32 patients were enrolled in the study with 26 patients treated across 6 dosing cohorts ranging from 50mg once daily to 500mg twice daily (BID). The MTD was identified as 500mg BID with 400mg BID being the recommended phase 2 dose when given as a monotherapy. Patients with eleven different cancer types (ex. colon, renal cell, pancreatic) were enrolled in the study, with advanced ovarian cancer being the most prevalent indication (11 patients). EVT801 was generally well tolerated across all doses with the majority 25 of toxicities being mild to moderate and transient in nature. In addition, biomarkers have shown strong VEGFR3 expression in multiple indications, and we have observed encouraging clinical activity in High Grade Serous ovarian cancer patients with forty-six percent (46%) having stable disease or for at least three cycles and one patient had a partial response (-39% decrease) after two cycles of EVT801 therapy. Over the course of FY 2024, interim results from the phase I study including clinical and biomarker EVT801 data have been presented at a number of global conferences, including the American Association for Cancer Research (“AACR”) and the European Society for Medical Oncology (“ESMO”). We anticipate providing additional EVT801 updates and presentations of data at future medical conferences including the AACR Ovarian Cancer Research Symposium in September 2024. Environment, R&D Pipeline Society Paxalisib in solid tumours and Kazia’s collaboration with QIMR, one of Australia’s foremost cancer research centers, is currently exploring novel uses of paxalisib in solid tumours. The collaboration is based on research that identified an entirely separate effect of PI3K inhibition: as a modulator of the immune microenvironment within and around the tumour. Administration of PI3K inhibitors such as paxalisib, at doses and frequencies different to those conventionally used, may activate the immune system in the tumour, Governance making it more susceptive to immunotherapy. This could therefore open up an important opportunity for paxalisib in combination with other drugs for the treatment of diseases such as breast cancer and lung cancer. The collaboration is ongoing and will build on initial research that has already led to the filing of a provisional patent in 2022, including the use of paxalisib as an immune modulator in the treatment of diseases such as breast cancer. On 12 September, 2024, Kazia announced that an agreement had been executed with QIMR Berghofer Medical Research Institute, one of Australia’s foremost cancer Financial Reports Kazia Theraputics Limited Annual Report 2024 19

Directors Report research centers, to obtain an exclusive license to certain intellectual property rights in relation to combination therapies consisting of PI3K inhibitor drugs, and one or more immunotherapy or PARP inhibitor drugs (PI3K combination). Broad Clinical Program Ongoing Clinical Development Overview

Chairman Risks Related to Our Financial Condition and Capital Requirement and We have incurred significant net losses. We anticipate that we will continue to incur significant net losses for the CEO’s foreseeable future and we may never achieve or maintain profitabilityLetter We are a biotechnology company and have not yet generated significant revenue. We have incurred losses of A$25.0 million, A$20.5 million, and A$26.48 million for the fiscal years ended 30 June 2022 (restated), 2023, and 2024, respectively. We generated revenues of A$2.3 million during 2024 from the licensing of our development stage drug candidates. We did not generate any revenues from sales of any of our product candidates in prior financial years. As of 30 June 2024, we had accumulated losses of A$115.1 million. We have devoted most of our financial resources to research and development, including our clinical development activities. To date, we have financed our operations primarily through the issuance of equity securities, research and development grants from the Australian government and payments from our collaboration partners. While we have generated significant revenue in recent fiscal years from license transactions, the nature of such revenue is irregular and unpredictable, and is based upon achievement of milestones over which we have Key limited or no control. As a consequence, we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development including clinical trials and the regulatory approval process for product candidates. The amount of our future net losses is uncertain and will depend, in part, on the rate of our future expenditures. Our ability to continue operations will depend on, among other things, our ability to obtain funding through equity or debt Milestones financings, strategic collaborations or grants. We anticipate that our expenses will increase substantially if and as we: • continue our research and clinical development of our product candidates; • expand the scope of our current clinical studies for our product candidates or initiate additional clinical or other studies for product candidates; • seek regulatory and marketing approvals for any of our product candidates that successfully complete clinical trials; • further develop the manufacturing process for our product candidates; • change or add additional manufacturers or suppliers; • seek to identify and validate additional product candidates; • acquire or in-license other product candidates and technologies; About • maintain, protect and expand our intellectual property portfolio; • create additional infrastructure to support our operations as a public company in the United States and our product GBM development and future commercialization efforts; and • experience any delays or encounter issues with any of the above. The net losses we incur may fluctuate significantly from year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Environment, Society and Governance Financial Reports Kazia Theraputics Limited Annual Report 2024 21

Directors Report We have a history of operating losses and we expect to continue to incur losses and may never be profitable. Our ability to generate significant revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of and obtain the regulatory approvals for our product candidates, to manufacture sufficient supply of our product candidates, to establish a sales and marketing organization or suitable third-party alternative for the marketing of any approved products and to successfully commercialise any approved products on commercially reasonable terms. All of these activities will require us to raise sufficient funds to finance business activities. In addition, we do not anticipate generating revenue from commercializing product candidates for the foreseeable future, if ever. Our ability to generate future revenues from commercializing product candidates depends heavily on: • successfully initiating and completing clinical trials of our product candidates; • the timing of the initiation and completion of preclinical studies and clinical trials • the timing of patient enrolment and dosing in any future clinical trials; • the timing of the availability of data from clinical trials • expectations about the successful completion of clinical trials • obtaining regulatory and marketing approvals for product candidates for which we complete clinical trials; • the timing of expected regulatory filings; • expectations about approval by regulatory authorities of our drug candidates; • the impact that the COVID-19 pandemic could have on our operations; • the clinical utility and potential attributes and benefits of our product candidates, including the potential duration of treatment effects; • potential licenses of intellectual property and collaborations; • the commercialization of our product candidates, if approved; • expectations regarding expenses, ongoing losses, future revenue and capital needs; • our financial performance; • the length of time over which we expect our cash and cash equivalents to be sufficient; • our intellectual property position and the duration of our patent portfolio; • maintaining, protecting and expanding our intellectual property portfolio, and avoiding infringing on intellectual property of third parties; • establishing and maintaining successful licenses, collaborations and alliances with third parties; • developing a sustainable, scalable, reproducible and transferable manufacturing process for our product candidates; • establishing and maintaining supply and manufacturing relationships with third parties that can provide products and services adequate, in amount and quality, to support clinical development and commercialization of our product candidates, if approved; • launching and commercializing any product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing a sales, marketing and distribution infrastructure; • obtaining market acceptance of any product candidates that receive regulatory approval as viable treatment options; • the outcome of corresponding endeavours in respect of competitive or potentially competitive product candidates by other drug development companies; • obtaining favourable coverage and reimbursement rates for our products from third-party payers; • addressing any competing technological and market developments; • identifying and validating new product candidates; and • negotiating favourable terms in any collaboration, licensing or other arrangements into which we may enter. Even if one or more of our product candidates is approved for commercial sale, we may incur significant costs associated with commercializing any approved product candidate. As one example, our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or FDA, or other regulatory agencies, domestic or foreign, to perform clinical and other studies in addition to those that we currently anticipate. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations, which could have an adverse effect on our business, financial condition, results of operations and prospects. 22

Chairman We will need additional funding to operate our business; such funding may not be available or, if it is available, such and financing is likely to substantially dilute our existing shareholders. CEO’s During the year ended 30 June 2024, we raised A$4.6 million from the sale of ADSs. We will need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and Letter development programs and we may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never achieve, we expect to finance our cash needs primarily through public or private equity offerings, debt financings or through strategic alliances. We cannot be certain that additional funding will be available on acceptable terms or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials, collaborative research or development programs or future commercialisation initiatives. In addition, any additional Key funding that we do obtain will dilute the ownership held by our existing security holders. The amount of this dilution may be substantially increased if the trading price of our shares is lower at the time of any financing. Regardless, the economic dilution to shareholders will be significant if our stock price does not increase significantly, or if the effective price of any sale is below the price paid by a particular shareholder. Any debt financing could involve substantial restrictions on activities and creditors Milestones could seek a pledge of some or all of our assets. We have not identified potential sources for the additional financing that we will require, and we do not have commitments from any third parties to provide any future financing, other than the equity line program with Alumni Capital L.P., which is subject to certain restrictions. If we fail to obtain additional funding as needed, we may be forced to cease or scale back operations, and our results, financial condition and stock price would be adversely affected. About GBM Environment, Society and Governance Financial Reports Kazia Theraputics Limited Annual Report 2024 23

Directors Report The Company has two product candidates currently in clinical trials. Failure of one or both of these therapies to show benefit to patients could materially affect the continuity of our business and our financial condition. The Company’s lead programs include paxalisib (formerly GDC-0084), a small molecule inhibitor of the PI3K/Akt/mTOR pathway, and EVT801, a small molecule selective inhibitor of vascular endothelial growth factor receptor 3 (“VEGFR3”). However, even though progress has been made, such as the clinical validation of the PI3K/Akt/mTOR pathway as a target for oncology therapies, development of our product candidates may prove unsuccessful, after completion of clinical trials, due to any failure to provide adequate beneficial effect to cancer patients. It is possible that either or both product candidates may fail to show sufficient benefit as an intended treatment for the specific cancer indication to become commercially viable products, which could materially and adversely affect the continuity of our business and our financial condition. The Company has ongoing clinical trials in which experimental therapies are administered to human subjects. If profound and unexpected safety concerns are encountered in clinical trials, it may materially affect the continuity of our business and our financial condition. Despite all applicable efforts to characterize the safety profile of our drug development candidates through animal studies and other mechanisms, the possibility of unexpected safety concerns remains. If one or both of our clinical stage candidates were found to be associated with profound and unexpected toxicity or other safety concerns, the Company may be required to cease development of one or both candidates, and may additionally incur other impairments to the business including reputational damage, which may materially and adversely affect the continuity of our business and our financial condition. There is material uncertainty which may cast significant doubt on our ability to obtain future financing. The Company has limited cash resources and will periodically need additional funds to maintain the planned level of R&D activity. We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of future clinical trial programs. While it is not possible to make accurate predictions of future operating results, we expect existing cash and cash equivalents, including the capital raised in December 2024 and under our ATM facility and equity line of credit facility with Alumni Capital L.P., will be sufficient to enable us to continue our research and development activities until approximately March 2025. As of 30 June 2024, we had cash on hand at the bank of A$1.7 million. The consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, our ability to continue as a going concern is dependent upon our ability to derive sufficient cash from investors, from licensing and partnering and collaboration activities and from other sources of revenue such as grant funding. Furthermore, we are limited by General Instruction I.B.5 to Form F-3 (the “Baby Shelf Rule”) as of the filing of this Annual Report, until such time as our non-affiliate public float exceeds $75 million. The amount of funds we can raise through primary non-affiliate public offerings of securities in any 12-month period using our registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by non-affiliates of the Company, which limitation may change over time based on our stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. These factors raise material uncertainty which may cast significant doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The independent auditor’s report for the fiscal year ended 30 June 2024 included an explanatory paragraph in relation to the going concern uncertainty. If the Company is unable to obtain additional funds on favorable terms or at all, it may be required to cease or reduce its operations. Our future success is dependent upon our ability to obtain additional funding. There can be no assurance, however, that we will be successful in obtaining such funding in sufficient amounts, on terms acceptable to us, or at all. Also, if the Company raises more funds by selling additional securities, the ownership interests of holders of its securities will be diluted. 24

Chairman Global economic uncertainty caused by rising inflation, political instability, and conflicts and other events of and geopolitical significance, such as the conflict between Russia and Ukraine, and the recent conflict between Israel and Gaza, could adversely affect our business and financial performance. CEO’s Negative global economic conditions may pose challenges to the Company’s business strategy, which relies on access to Letter capital from financial markets and/or investment by other companies. Failure to obtain sufficient funding on acceptable terms could have a material adverse effect on our business, results of operations and financial condition. Negative conditions in the global economy, including credit markets and the financial services industry, have generally made equity and debt financing more difficult to obtain, and may negatively impact the Company’s ability to complete financing transactions. We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by the geopolitical instability due to the ongoing military conflict between Russia and Ukraine and the recently erupted conflict between Israel and Gaza. Our business, financial condition, and results of operations may be materially adversely affected by the negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions. U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions, including the military conflict between Russia and Ukraine and the recent conflict between Israel and Gaza as well as any Key additional escalations that may develop in the Middle East region. Although the length and impact of these ongoing military conflicts are highly unpredictable, the conflict in Ukraine and the recent conflict between Israel and Gaza have led to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain disruptions. Milestones Additionally, various of Russia’s actions have led to sanctions and other penalties being levied by the U.S., Australia, the European Union, and other countries, as well as other public and private actors and companies, against Russia and certain other geographic areas, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restrictions on imports of Russian oil, liquified natural gas and coal. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could further 8 adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. The duration and severity of these conditions is uncertain, as is the extent to which they may adversely affect the Company’s business and the business of current and prospective vendors and collaborators. If negative global economic conditions persist or worsen, the Company may be unable to secure additional funding to sustain its operations or to find suitable collaborators About to advance its internal programs, even if positive results are achieved from research and development efforts. GBM Any of the above-mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. If we are unable to raise sufficient funding on acceptable terms due to these or other factors, we may be unable to continue to operate. There is no assurance that we will be successful in obtaining sufficient financing on acceptable terms and conditions to fund continuing operations, if at all. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations and financial condition. Environment, Society and Governance Financial Reports Kazia Theraputics Limited Annual Report 2024 25

Directors Report Risks Related to Our Business Operations We may not successfully engage in strategic transactions or enter into new collaborations, which could adversely affect our ability to develop and commercialize product candidates, impact our cash position, increase our expenses and present significant distractions to our management From time to time, we may consider additional strategic transactions, such as collaborations, acquisitions, asset purchases or sales and out- or in-licensing of product candidates or technologies. In particular we will evaluate and, if strategically attractive, seek to enter into additional collaborations, including with major biotechnology or pharmaceutical companies. The competition for collaborators is significant, and the negotiation process is time-consuming and complex. Any new collaboration may be on terms that are not optimal for us, and we may not be able to maintain any new or existing collaboration if, for example, development or approval of a product candidate is delayed, sales of an approved product candidate do not meet expectations or the collaborator discontinues the collaboration. Any such collaboration, or other strategic transaction, may require us to incur non-recurring or other charges, increase our expenditures, pose significant integration or implementation challenges or disrupt our management or business. These transactions would entail numerous operational and financial risks, including exposure to unknown liabilities, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business. Accordingly, although there can be no assurance that we will undertake or successfully complete any additional transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and have a material adverse effect on our business, results of operations, financial condition and prospects. Conversely, any failure to enter any collaboration or other strategic transaction that would be beneficial to us could delay and make more expensive the development and potential commercialization of our product candidates and have a negative impact on the competitiveness of any product candidate that reaches market. Any inability to attract and retain qualified key management and technical personnel would impair our ability to implement our business plan. Our success largely depends on the continued service of key management and other specialised personnel. The loss of one or more members of our management team or other key employees or advisors could delay or increase the cost of our research and development programs and materially harm our business, financial condition, results of operations and prospects. The relationships that our key 9 managers have cultivated within our industry make us particularly dependent upon their continued employment with us. We are dependent on the continued service of our technical personnel because of the highly technical nature of our product candidates and the specialised nature of the regulatory approval process for our product candidates. Because our management team and key employees are not obligated to provide us with continued service, they could terminate their employment with us at any time without penalty. We do not maintain key person life insurance policies on any of our management team members or key employees. Our future success will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialisation. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organisations. 26

Chairman The Company previously identified material weaknesses in connection with its internal control over financial and reporting. Although the Company has taken steps to remediate these material weaknesses, the Company may identify other material weaknesses in the future, which could have a significant adverse effect on its business and CEO’s the trading price of the ADSs.Letter For the year ended 30 June 2024, pursuant to Section 404 of the Sarbanes-Oxley Act, the Company was required to furnish a report by our senior management on our internal control over financial reporting. This report is required to include disclosure of any material weaknesses identified by the Company’s management in its internal control over financial reporting. However, while the Company remains an non-accelerated filer, it will not be required to include an attestation report on internal control over financial reporting issued by the Company’s independent registered public accounting firm. To achieve compliance with Section 404 of the Sarbanes-Oxley Act, the Company has been engaged in a process to document and evaluate its internal control over financial reporting, which is both costly and challenging. In this regard, the Company will need to continue to dedicate internal resources, potentially continue to engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement Key process for internal control over financial reporting. Management previously reported, in the Company’s Annual Report for the year ended 30 June 2023, a material weakness in its internal control over financial reporting related to the incorrect application of accounting standards in relation to the Milestones acquisition of the EVT-801 intangible asset and the related contingent consideration. The calculation was found to contain errors as discounting for the time value of money was not considered on initial recognition. This was the result of a lack of personnel with specialist accounting knowledge. The material weakness as reported in the Company’s Annual Report for the year ended 30 June 2023 has been remediated. About GBM Environment, Society and Governance Financial Reports Kazia Theraputics Limited Annual Report 2024 27

Directors Report Our collaborations with outside scientists and consultants may be subject to restriction and change. We work with medical experts, chemists, biologists and other scientists at academic and other institutions, and consultants who assist us in our research, development and regulatory efforts, including the members of our scientific advisory board. In addition, these scientists and consultants have provided, and we expect that they will continue to provide, valuable advice regarding our programs and regulatory approval processes. These scientists and consultants are not our employees and may have other commitments that would limit their future availability to us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. In addition, we are limited in our ability to prevent them from establishing competing businesses or developing competing products. For example, if a key scientist acting as a principal investigator in any of our future clinical trials identifies a potential product or compound that is more scientifically interesting to professional interests, their availability to remain involved in any future clinical trials could be restricted or eliminated. We face potential product liability, and, if successful claims are brought against us, we may incur substantial liability and costs. If the use of our product candidates harms patients, or is perceived to harm patients even when such harm is unrelated to our product candidates, our regulatory approvals could be revoked or otherwise negatively impacted and we could be subject to costly and damaging product liability claims. The use of our product candidates in clinical trials and the sale of any products for which we may in the future obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our product candidates. There is a risk that our product candidates may induce adverse events. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in: • impairment of our business reputation; • withdrawal of clinical trial participants; • costs due to related litigation; • distraction of management’s attention from our primary business; • substantial monetary awards to patients or other claimants; • the inability to commercialize our product candidates; • decreased demand for our product candidates, if approved for commercial sale; and • increased cost, or impairment of our ability, to obtain or maintain product liability insurance coverage. We may use our limited financial and human resources to pursue a particular research program or product candidate and fail to capitalize on programs or product candidates that may be more profitable or for which there is a greater likelihood of success. Because we have limited resources, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs for product candidates may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate, or we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a collaboration arrangement. 28

Chairman Our internal computer and information technology systems, or those of our collaborators and other development and partners, third-party Contract Research Organizations (CROs) or other contractors or consultants, may fail or suffer security breaches, which could result in a disruption of our product development programs. CEO’s Despite the implementation of security measures, our internal computer and information technology systems and those of our Letter current and any future CROs and other contractors, consultants and collaborators are vulnerable to damage from computer viruses, cyber-attacks, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such events could cause interruptions of our operations. While we have not experienced any material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other similar disruptions. For example, the loss of clinical trial data from ongoing or future clinical trials or data from preclinical studies could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture our product candidates and will rely on third parties to conduct future clinical trials, and similar events relating to their computer systems could also have similar consequences to our business. To the extent that any disruption or Key security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed and become more expensive. Milestones Our ability to utilise our net operating losses and certain other tax attributes may be limited. We have substantial carried forward tax losses which may not be available to offset any future assessable income. In order for an Australian corporate taxpayer to carry forward and utilize tax losses, the taxpayer must pass either the continuity of ownership test, or, if it fails the COT, the same business test (“SBT”), or similar business test, in respect of relevant tax losses. We have not carried out any formal analysis as to whether we have met the COT or, failing the COT, the SBT or similar business test over relevant periods. In addition, future shareholding changes may result in a significant ownership change for us. It is therefore uncertain as to whether any of our tax losses carried forward as of 30 June 2024 will be available to be carried forward and available to offset our assessable income, if any, in future periods. About Risks Related to the Product Development and Regulatory Approval of Our Product Candidates GBM We may not be able to obtain orphan drug exclusivity, where relevant, in all markets for our product candidates. Regulatory authorities in some jurisdictions, including the United States, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a product intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. The FDA may also designate a product as an orphan drug if it is intended to treat a disease or condition of more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product candidate. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug for such indication for that time period. The applicable period is Environment, seven years in the United States. Orphan drug exclusivity may be lost if the FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. Society Paxalisib (formerly GDC-0084) was granted orphan drug designation by the FDA in February 2018 for the treatment of and glioblastoma, in August 2020 for the treatment of malignant glioma, which includes DIPG, a rare and highly aggressive childhood brain cancer, and in June 2022 for the treatment of atypical rhabdoid / teratoid tumors (AT/RT). However, even if we obtain orphan drug exclusivity for additional products in the United States or other jurisdictions, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition, and the same Governance drug could be approved for a different condition. Moreover, even after an orphan drug is approved, the FDA can subsequently approve the same drug, made by a competitor, for the same condition if the FDA concludes that the competitive product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. Financial Reports Kazia Theraputics Limited Annual Report 2024 29

Directors Report Positive results from preclinical studies of our product candidates are not necessarily predictive of the results of our planned clinical trials of our product candidates. Positive results in preclinical proof of concept and animal studies of our product candidates may not result in positive results in clinical trials in humans. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in preclinical development or early-stage clinical trials, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or other regulatory authority approval. If we fail to produce positive results in our clinical trials of our product candidates, the development timeline and regulatory approval and commercialization prospects for our product candidates, and, correspondingly, our business and financial prospects, would be negatively impacted. Even if the Company receives regulatory approval to commercialise its drug candidates, the ability to generate revenues from any resulting products will be subject to a variety of risks, many of which are out of the Company’s control. Regardless of regulatory approval, products arising from the development process may not gain market acceptance among physicians, patients healthcare payers or the medical community. The Company believes that the degree of market acceptance and its ability to generate revenues from such products will depend on a number of factors, including, but not limited to: • advancements in the treatment of cancer that make our treatments obsolete; • market exclusivity and competitor products; • timing of market introduction of the Company’s drugs and competitive drugs; • actual and perceived efficacy and safety of the Company’s drug candidates; • prevalence and severity of any side effects; • potential or perceived advantages or disadvantages over alternative treatments; • strength of sales, marketing and distribution support; • price of future products, both in absolute terms and relative to alternative treatments; • the effect of current and future healthcare laws on the Company’s drug candidates; and • availability of coverage and reimbursement from government and other third-party payers. If any of the Company’s drugs are approved and fail to achieve market acceptance, the Company may not be able to generate significant revenue to achieve or sustain profitability. 30

Chairman Risks Related to Commercialization of Our Product Candidates and The Company may not be able to establish the contractual arrangements necessary to develop, market and distribute CEO’s the product candidates. Our failure to do so may adversely affect our business, results of operations and financial condition. Letter The Company has been successful in executing contractual agreements with strategic partners. This remains a key part of the Company’s business plan and the Company must continue to partner with third parties to manufacture clinical grade drug product and conduct key pre-clinical and clinical investigations. Strategic agreements around packaging, branding, market access and distribution for its drug products will also eventually be required. However, potential partners could be discouraged by the Company’s limited operating history. There is no assurance that the Company will be able to negotiate commercially acceptable licensing or other agreements for the future exploitation of its drug product candidates including continued clinical development, manufacture or marketing. If the Company is unable to successfully contract for these services, or if arrangements for these services are terminated, the Company may have to delay Key the commercialization program which will adversely affect its ability to generate operating revenues. The Company’s commercial opportunity will be reduced or eliminated if competitors develop and market products, devices or other treatments that are more effective, have fewer side effects or are less expensive than its drug Milestones candidates. The development of drug candidates is highly competitive and is high risk. A number of other companies have products or drug candidates in various stages of pre-clinical or clinical development that are intended for the same therapeutic indications for which the Company’s drug candidates are being developed. Some of these potential competing drugs are further advanced in development than the Company’s drug candidates and may be commercialized sooner. Even if the Company is successful in developing effective drugs, its compounds may not compete successfully with products produced by its competitors. The Company’s competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies active in different but related fields represent substantial competition. Many of the Company’s competitors developing oncology drugs have significantly greater capital resources, About larger R&D staff and facilities and greater experience in drug development, regulation, manufacturing and marketing. These organizations also compete with the Company and its service providers, to recruit qualified personnel, and to attract partners GBM for joint ventures and to license technologies. As a result, the Company’s competitors may be able to develop technologies and products that would render the Company’s technologies or its drug candidates obsolete or non-competitive. Environment, Society and Governance Financial Reports Kazia Theraputics Limited Annual Report 2024 31

Directors Report Risks Related to Our Intellectual Property If we are unable to protect intellectual property rights related to our product candidates, we may not be able to obtain exclusivity for our product candidates or prevent others from developing similar competitive products. We rely upon a combination of patents, know-how, trade secret protection and confidentiality agreements to protect the intellectual property related to our product candidates. The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates in the United States or other jurisdictions. In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may initiate opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. Furthermore, even if our patents and patent applications are unchallenged, they may not adequately protect our intellectual property, provide exclusivity for our product candidates or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties. If the patent applications we hold or have in-licensed with respect to our programs or product candidates fail to issue, or are revoked, if the breadth or strength of our patent protection is threatened, or if our patent portfolio fails to provide meaningful exclusivity for our product candidates, it could dissuade companies from collaborating with us to develop product candidates and threaten our ability to commercialize future products. Any successful opposition to any patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. In addition, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from competitive medications, including biosimilar or generic medications. This risk is material in light of the length of the development process of our products and lifespan of our current patent portfolio. In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. What constitutes a trade secret and what protections are available for trade secrets varies from state to state in the United States and country by country worldwide. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. Security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. Although we expect all of our employees and consultants to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. 32

Chairman Obtaining and maintaining our patent protection depends on compliance with various procedural, document and submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements. CEO’s Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are Letter required to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various corresponding governmental patent agencies outside of the United States require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Our success depends, in part, on our ability to protect our intellectual property and our technologies. Our commercial success depends, in part, on our ability to obtain and maintain patent and trade secret protection for our Key technologies, our traits, and their uses, as well as our ability to operate without infringing upon the proprietary rights of others. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. Milestones Filing, prosecuting and defending patents on product candidates in all countries around the world would be prohibitively expensive. In addition, we may at times in-license third-party technologies for which limited international patent protection exists and for which the time period for filing international patent applications has passed. Consequently, we may not be able to prevent third parties from practicing our inventions, or from selling or importing products made using our inventions. Potential competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection but enforcement is difficult. These products may compete with our product candidates, if approved, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Many companies have encountered significant problems in protecting and defending intellectual property rights around the world. The legal systems of certain countries, particularly certain developing countries, do not favour the enforcement of About patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our GBM proprietary rights generally. Proceedings to enforce our patent rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Environment, Society and Governance Financial Reports Kazia Theraputics Limited Annual Report 2024 33

Directors Report Risks Related to Our Reliance on Third Parties The Company relies on third parties to conduct its pre-clinical studies and clinical trials. If those parties do not successfully carry out their contractual duties or meet expected deadlines, the Company’s drug candidates may not advance in a timely manner or at all. In the course of discovery, pre-clinical testing and clinical trials, the Company relies on third parties, including laboratories, investigators, clinical contract research organizations (“CROs”), and manufacturers, to perform critical services. For example, the Company relies on third parties to conduct all of its pre-clinical and clinical studies. These third parties may not be available when the Company needs them or, if they are available, may not comply with all regulatory and contractual requirements or may not otherwise perform their services in a timely or acceptable manner, and the Company may need to enter into new arrangements with alternative third parties and the studies may be extended, delayed or terminated. These independent third parties may also have relationships with other commercial entities, some of which may compete with the Company. As a result of the Company’s dependence on third parties, it may face delays or failures outside of its direct control. These risks also apply to the development activities of collaborators, and the Company does not control their research and development, clinical trial or regulatory activities. The Company has no direct control over the cost of manufacturing its drug candidates. Increases in the cost of manufacturing the Company’s drug candidates would increase the costs of conducting clinical trials and could adversely affect future profitability. The Company does not intend to manufacture the drug product candidates in-house, and it will rely on third parties for drug supplies both for clinical trials and for commercial quantities in the future. The Company has taken the strategic decision not to manufacture active pharmaceutical ingredients (“API”) for the drug candidates, as these can be more economically supplied by third parties with particular expertise in this area. The Company outsources the manufacture of its drug products and their testing to FDA requirements. The Company uses contract facilities that are registered with the FDA, have a track record of large-scale API manufacture, and have already invested in capital and equipment. The Company has no direct control over the cost of manufacturing its product candidates. If the cost of manufacturing increases, or if the cost of the materials used increases, these costs may be passed on, making the cost of conducting clinical trials more expensive. Increases in manufacturing costs could adversely affect the Company’s future profitability if it was unable to pass all of the increased costs along to its customers. The Company relies on third-party contract manufacturing organizations to manufacture its drug product candidates. If one or more of these vendors were unable to meet the Company’s needs, it may materially and adversely impact our business. Manufacture of pharmaceutical material for human administration is technically complex and highly regulated. If one or more of the Company’s vendors failed to produce drug product to the requisite standard, the continuity of the Company’s operations may be severely disrupted. Even if a vendor was found deficient in respect of another product, it may impair the confidence of regulatory agencies in our product candidates, thereby disrupting our operations. Global contract manufacturing capacity is limited, and the manufacturing process is not readily portable. As a result, the Company’s ability to manufacture its product candidates in a timely manner is dependent on the availability of suitable capacity at its vendors. The manufactured drug products, and their intermediaries, are of significant financial value. Loss, damage, or theft of this material, for example while in storage or transit, may result in significant detriment to the Company, which may be incompletely cured by insurance. 34

Chairman Risks Related to our Securities and Enforceability of civil liabilities under the federal securities laws against the Company or the Company’s officers and CEO’s directors may be difficult.Letter The Company is a public company limited by shares and is registered and operates under the Corporations Act 2001 (Cth) (“Corporation Act”). Half of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgments, including those obtained in original actions or in actions to enforce judgments of the U.S. courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia. Key The Company’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of the ADSs, which could negatively impact the market price and liquidity of the Company’s securities and its ability to access the capital markets. Milestones The ADSs are listed on the Nasdaq Capital Market. If the Company fails to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist the ADSs. Such a delisting would have a negative effect on the price of the Company’s securities, impair the ability to sell or purchase our common stock when persons wish to do so, and any delisting materially adversely affect the Company’s ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from the Nasdaq Capital Market could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities. In the event of a delisting, the Company would attempt to take actions to restore its compliance with Nasdaq’s listing requirements, but the Company can provide no assurance that any such action taken by it would allow the ADSs to become listed again, stabilize the market price or improve the liquidity of the ADSs, prevent the ADSs from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements. About On 20 November, 2023, the Company received a notice from the Nasdaq Listing Qualifications Department of The Nasdaq GBM Stock Market LLC (“Nasdaq”) informing the Company that because the closing bid price of the ADSs had been below US$1.00 per share for 30 consecutive business days, the Company no longer complied with the minimum bid price requirement for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) (the “Rule”) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The notice had no immediate effect on the listing or the trading of the ADSs on The Nasdaq Capital Market. Pursuant to Nasdaq Marketplace Rule 5810(c)(3)(A), the notice letter stated that the Company had an initial compliance period of 180 calendar days, or until May 20, 2024, to regain compliance with the minimum bid price requirement. On 22 May, 2024, the Company received a letter from Nasdaq notifying the Company that, while the Company has not regained compliance with the Minimum Bid Price Requirement, Nasdaq has determined that the Company is eligible for an additional 180 calendar day period, or until 18 November, 2024 (the “Second Compliance Period”), to regain compliance with the minimum bid price requirement. If at any time during the Second Compliance Period the closing bid price of the Company’s Environment, security is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance. Society Nasdaq’s determination was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market, with the exception of the and minimum bid price requirement, and the Company’s written notice to Nasdaq of its intention to cure the deficiency during the Second Compliance Period and, if necessary, by effecting a ratio change of the ADSs. There can be no assurance that the Company will regain compliance with the Minimum Bid Price Requirement during the Second Compliance Period. Governance On 15 October 2024, Kazia announced that it planned to affect an ADS ratio change to change the ratio of ADSs to ordinary shares from one ADS to ten ordinary shares to the new ratio of one ADS to one-hundred ordinary shares. The ADS ratio change will have the same effect as a one-for-ten reverse ADS split for Kazia’s ADS holders. There will be no change to Kazia’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS ratio change. The ADS ratio change became effective on 28 October 2024. Financial Reports Kazia Theraputics Limited Annual Report 2024 35

Directors Report The trading price of the ADSs is highly volatile. Your investment could decline in value and the Company may incur significant costs from class action litigations. The trading price of the ADSs is highly volatile in response to various factors, many of which are beyond the Company’s control, including: • unacceptable toxicity findings in animals and humans; • lack of efficacy in human trials at Phase II stage or beyond; • announcements of technological innovations by the Company and its competitors; • new products introduced or announced by the Company or its competitors; • changes in financial estimates by securities analysts; • actual or anticipated variations in operating results; • expiration or termination of licenses, research contracts or other collaboration agreements; • conditions or trends in the regulatory climate in the biotechnology, pharmaceutical and genomics industries; • changes in the market values of similar companies; • changes in the broader macroeconomic environment; • the liquidity of any market for the Company’s securities; and • additional sales by the Company of its shares. In addition, equity markets in general and the market for biotechnology and life sciences companies in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies traded in those markets. Further changes in economic conditions in Australia, the U.S., EU, or globally, could impact the Company’s ability to grow profitably. Adverse economic changes are outside the Company’s control and may result in material adverse effects on the Company’s business or results of operations. These broad market and industry factors may materially affect the market price of the Company’s the ADSs regardless of its development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. Such litigation, if instituted against the Company, could cause it to incur substantial costs and divert management’s attention and resources. If the market price of the ADSs falls and remains below US$5.00 per share, under stock exchange rules, the Company’s stockholders will not be able to use such ADSs as collateral for borrowing in margin accounts. This inability to use ADSs as collateral may depress demand as certain institutional investors are restricted from investing in securities priced below US$5.00 and may lead to sales of such ADSs, creating downward pressure on and increased volatility in the market price of the Company’s ordinary shares and ADSs. 36

Chairman The delisting of the Company’s ordinary shares on the ASX may adversely affect the price, liquidity and value of the and ADSs. CEO’s On 11 October 2023, the Company announced its intention to delist from the Australian Securities Exchange (the “ASX”), which became effective on 15 November 2023. Upon completion of the delisting, the Company’s ordinary shares were no Letter longer quoted or traded on the ASX and only the ADSs are listed on the Nasdaq Capital Market, and as a result, shareholders were no longer able to trade their ordinary shares on the ASX. Following the completion of the delisting, the Company’s ordinary shares are only capable of being traded on Nasdaq in the form of ADSs, which will require shareholders to transfer their ordinary shares to ADSs to trade on Nasdaq and engage a suitably qualified Australian broker or a U.S. based broker who is able to trade on Nasdaq, or by off-market, private transactions, which will require shareholders to identify and agree terms with potential purchasers of ordinary shares. In addition, following the completion of the delisting, the Company will no longer be subject to the ASX Listing Rules. The Company cannot predict the effect of the proposed delisting on the value of the ADSs, however the delisting may restrict the liquidity of these securities by providing only one market on which to trade the Company’s securities, which may impair the development or liquidity of an active trading market for the ADSs in the U.S. Key If the Company fails to comply with the rules under the Sarbanes-Oxley Act of 2002 related to accounting controls and procedures in the future, or, if the Company discovers material weaknesses and other deficiencies in our internal control and accounting procedures, the price of the ADSs could decline significantly and raising capital could be more difficult. Milestones If the Company fails to comply with the rules under the Sarbanes-Oxley Act of 2002 related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. As of 30 June 2024, the Company’s management determined that we had no material weaknesses in our internal control over financial reporting. If material weaknesses or significant deficiencies are discovered or if the Company otherwise fails to achieve and maintain the adequacy of its internal controls, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for the Company 18 to produce reliable financial reports and are important to helping prevent financial fraud. If the Company cannot provide reliable financial reports or prevent fraud, its About business and operating results could be harmed, investors could lose confidence in its reported financial information, and the trading price of the ADSs could drop significantly. GBM Environment, Society and Governance Financial Reports Kazia Theraputics Limited Annual Report 2024 37

Directors Report You are reliant on the depository to exercise your voting rights and to receive distributions on ADSs and, as a result, you may be unable to exercise your voting rights on a timely basis or you may not receive certain distributions. In certain circumstances, holders of ADSs may have limited rights relative to holders of ordinary shares. The rights of holders of ADSs with respect to the voting of ordinary shares and the right to receive certain distributions may be limited in certain respects by the deposit agreement entered into by us and The Bank of New York Mellon. For example, although ADS holders are entitled under the deposit agreement, subject to any applicable provisions of Australian law and of our Constitution, to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the ADSs, and the depositary has agreed that it will try, as far as practical, to vote the ordinary shares so represented in accordance with such instructions, ADS holders may not receive notices sent by the depositary in time to ensure that the depositary will vote the ordinary shares. This means that, from a practical point of view, the holders of ADSs may not be able to exercise their right to vote. Holders of ADSs in respect of which no timely voting instructions have been received shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the ordinary shares represented by such holders’ ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of ordinary shares may be materially and adversely affected. In addition, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to holders of our ADSs. As a result, holders of ADSs may not receive distributions. Holders of the ADSs are not treated as holders of our ordinary shares. Holders of ADSs are not treated as holders of our ordinary shares, unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the Deposit Agreement. You may be subject to limitations on transfer of the ADSs. The ADSs are only transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason 38

Chairman If we are, a passive foreign investment company, or PFIC, there could be adverse U.S. federal income tax and consequences to U.S. investors. CEO’s Based on the composition of our assets and income in the 2023 taxable year, we believe that we were a PFIC for U.S. federal income tax purposes with respect to our 2023 taxable year. However, there can be no assurance that we will be considered Letter a PFIC in the 2023 taxable year, the 2024 taxable year, the current year or for any future taxable year. Based on the composition of our assets and income in the 2024 taxable year, if we will not be a considered a PFIC in the 2023 taxable year, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2024 taxable year. However, even if we will not be considered a PFIC in the 2023 taxable year, there can be no assurance that we will not be considered a PFIC in the 2024 taxable year, the current year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares or ADSs and would likely cause a reduction in the value of such ordinary shares or ADSs. We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses. Key We are a foreign private issuer. In order to maintain our current status as a foreign private issuer, at least 50% of our outstanding ordinary shares must continue to be either directly or indirectly owned of record by non-residents of the United States. If more than 50% of our outstanding ordinary shares are instead held by U.S. residents, then in order to continue to Milestones maintain our foreign private issuer status, (i) a majority of our executive officers or directors must not be U.S. citizens or residents, (ii) more than 50% of our assets must not be located in the United States, and (iii) our business must be administered principally outside the United States. Losing our status as a foreign private issuer would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We also will be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws, if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer, would be significantly higher than the cost we would incur as a foreign private issuer. As a result, we would expect that a loss of foreign private issuer status will increase our legal and financial compliance costs and will make some activities highly time consuming and costly. We also expect that if we will be required to comply with the rules and regulations applicable to About U.S. domestic issuers, it will make it more difficult and expensive for us to obtain director and officer liability insurance; we may therefore be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and GBM regulations could also make it more difficult for us to attract and retain qualified members of our board of directors. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares and ADSs. We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ and ADS holders’ opportunity to sell their ordinary shares and ADSs and may further restrict the ability of our shareholders and ADS holders to obtain a premium from such transactions. See Item 10.B “Additional Information—Our Constitution.” Environment, Society and Governance Financial Reports Kazia Theraputics Limited Annual Report 2024 39

Directors Report Events Since the End of the Year Fundraising Activities From July 2024 through to the date of signing this report, the Consolidated Entity raised total proceeds of A$5,805,033 using the ATM facility and continues to seek additional funding sources both in Australia and overseas. For the same period the Consolidated Entity also raised total proceeds of A$1,621,242 through its equity line of credit facility. Change in ADS On October 15, 2024, Kazia announced that it planned to affect an ADS ratio change to change the ratio of ADSs to ordinary shares from one ADS to ten ordinary shares to the new ratio of one ADS to one hundred ordinary shares. The ADS ratio change will have the same effect as a one-for-ten reverse ADS split for Kazia’s ADS holders. There will be no change to Kazia’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS ratio change. The ADS ratio change became effective on October 28, 2024. Phase II/III Clinical Trial Results for Paxalisib in Glioblastoma The Company announced on July 10, 2024, promising results for paxalisib in treating newly diagnosed unmethylated glioblastoma (GBM) patients. The drug showed a 3.8-month improvement in overall survival (OS), about a 33% increase compared to the standard of care (SOC). This outcome was consistent across two independent studies. In a study involving 313 patients, those treated with paxalisib had a median OS of 14.77 months, compared to 13.84 months for SOC. A secondary analysis showed even better results, with paxalisib patients having a median OS of 15.54 months versus 11.89 months for SOC. Paxalisib was well tolerated, with no new safety concerns. However, it did not show efficacy in recurrent GBM patients. Kazia plans to discuss these findings with the FDA to explore an accelerated approval pathway for paxalisib, which already has orphan drug and fast track designations. No other matter or circumstance has arisen since 30 June 2024 that has significantly affected, or may significantly affect the Consolidated Entity’s operations, the results of those operations, or the Consolidated Entity’s state of affairs in future financial years Significant changes in the state of affairs There were no significant changes in the state of affairs of the Consolidated Entity during the financial year. Likely developments and expected results of operations We anticipate that during fiscal year 2025: Final data will be presented and reported from the phase II/III GBM AGILE clinical study of paxalisib in glioblastoma; Additional results will be reported from the phase II PNOC clinical trial of paxalisib in combination with ONC201; Expansion cohort results will be reported from the phase I study of paxalisib in combination with radiotherapy in brain metastases; Discussion with regulatory authorities regarding next steps, (including potential approval pathways) for paxalisib in newly diagnosed unmethylated glioblastoma patients; and Pre-clinical results from our collaboration with OIMR Berghofer Medical Research Institute (“QIMR”) in advanced breast cancer animal models. Environmental, social and governance (ESG) report Environmental Regulation The Consolidated Entity is not subject to any significant or unusual environmental regulation under Australian Commonwealth or State law. We are considering ways in which environmental impacts can be monitored however we do not foresee a material impact. 40

Chairman Sustainability and Kazia’s head office is located in one of the most sustainable carbon neutral commercial precincts. The serviced office is CEO’s located in a building with a five star NABERS energy rating. Letter Climate Change Kazia is mindful of its impact on the environment and strives to reduce its carbon footprint. The Kazia business model is based on outsourcing, and we are working with major partners who are focused on reducing climate change and enhancing climate protection. Society Community Contribution Key Compassionate Use Program In rare circumstances, after careful discussion with the treating clinician, Kazia is sometimes able to provide its drug candidates for compassionate use on an individual named patient basis. Milestones Our compassionate use program has treated over 40 patients in 7 countries since its inception in 2018. Countries we treat compassionate patients in: Australia, USA, Israel, Spain, Switzerland, England and Ireland Social and Governance Social and governance matters cover a vast range of potential issues including responsible business policies. Our policies set out our commitment to high social standards. The following policies are in place and available on our website: About Anti-Corruption Compliance GBM Continuous Disclosure Corporate Governance Expanded Access Shareholder Communications Whistleblower FDA review and approval of an NDA, prior to any commercial sale, promotion or shipment of a product. Employees The Consolidated Entity aims to ensure that it has a safe operating environment with an inclusive and diverse culture and the best talent and skills for our future success. The following employee policies are in place: Environment, Code of Business Conduct & Ethics Recruitment and retention Society Inclusion and diversity Parents returning to work and Education and training Employee Share Option Plan Health and safety Whistleblowing Governance Equal Employment Opportunity and Diversity Harassment and Discrimination Anti-corruption and anti-bribery policies Public disclosures Securities trading Scientific integrity Financial Reports Kazia Theraputics Limited Annual Report 2024 41

Directors Report Information on directors ‘Other current directorships’ quoted below are current directorships for listed entities only and excludes directorships of all other types of entities, unless otherwise stated. ‘Former directorships (last 3 years)’ quoted below are directorships held in the last 3 years for listed entities only and excludes directorships of all other types of entities, unless otherwise stated. Name: Iain Ross Title: Non-Executive Director, Chairman (Resigned 11 August 2023) Qualifications: B.Sc. (Hons). C Dir. Experience and expertise: Iain, based in the UK, is an experienced Director and has served on a number of Australian company boards. He is Chairman of Silence Therapeutics plc (NASDAQ:SLN), Executive Chairman of ReNeuron Group plc (LSE:RENE) and a Non-executive Director of BiVitctriX Therapeutics plc (LSE:BVX). In his career he has held senior positions in Sandoz AG, Fisons Plc, Hoffmann-La Roche AG and Celltech Group Plc and also undertaken a number of start-ups and turnarounds on behalf of banks and private equity groups. His track record includes multiple financing transactions having raised in excess of Ł600 million, both publicly and privately, as well as extensive experience of divestments and strategic restructurings and has over 25 years in cross-border management as a Chairman and CEO. He has led and participated in 8 Initial Public Offerings,(5 LSE, 1 ASX, 2 NASDAQ) and has direct experience of mergers and acquisitions transactions in Europe, USA and the Pacific Rim Special responsibilities: Member of Remuneration and Nomination Committee, Member of Audit, Risk and Governance Committee. Name: Bryce Carmine Title: Non-Executive Director Chairman (Appointed 18 January 2024) Qualifications: B.Sc., Biochemistry, Microbiology & Genetics Experience and expertise: Bryce spent 36 years working for Eli Lilly & Co. and retired as Executive Vice President for Eli Lilly & Co, and President, Lilly Bio-Medicines. Prior to this he lead the Global Pharmaceutical Sales and Marketing and was a member of the company’s Executive Committee. Mr Carmine previously held a series of product development portfolio leadership roles culminating when he was named President, Global Pharmaceutical Product Development, with responsibility for the entire late-phase pipeline development across all therapeutic areas for Eli Lilly. During his career with Lilly, Bryce held several country leadership positions including President Eli Lilly Japan, Managing Dir. Australia/NZ & General Manager of a JV for Lilly in Seoul, Korea. Bryce is currently Chairman and CEO of HaemaLogiX Pty Ltd, a Sydney based privately owned biotech. Special responsibilities: Member of Audit, Risk and Governance Committee, Chair of Remuneration and Nomination Committee. Name: Steven Coffey Title: Non-Executive Director Qualifications: B. Comm, CA Experience and expertise: Steven is a Chartered Accountant and registered company auditor and has over 35 years of experience in the accounting and finance industry. He has been a partner with the Chartered Accounting firm Watkins Coffey Martin which recently merged with Charternet Chartered Accountants and Steven is a consultant to that group. Steven sits on the board of a number of large private family companies and audits a number of large private companies and not-for-profit entities. Former Directorships (last 3 years): Ansarada Group Limited (ASX: AND) formerly The Docyard Limited (ASX:TDY) Special responsibilities: Chair of Audit, Risk and Governance Committee, Member of Remuneration and Nomination Committee. 42

Name:	Ebru Davidson
Title:	Non-Executive Director - from 5 June 2023
Qualifications:	BSc, JD (Hons), AGIA, GAICD
Experience and expertise:	Ms Davidson is a highly experienced corporate lawyer and is currently the General Counsel for QBiotics Group Limited, an unlisted public Australian life sciences company. Prior to this, Ms Davidson was a partner at national law firm Thomson Geer Lawyers and has over 14 years' experience in equity capital markets, private and public mergers and acquisitions, corporate transactions and corporate governance. Ms Davidson also has extensive experience in advising listed and unlisted entities on compliance and regulatory matters working closely with the Australian Securities and Investment Commission and Australian Securities Exchange.

Name:	Dr John Friend
Title:	Chief Executive Officer (appointed 1 August 2023) Managing Director (appointed 1 August 2023) Interim Chairman of the Board (appointed 11 August 2023, ceased 18 January 2024) Chief Medical Officer to 30 April 2023
Qualifications:	B.A., M.D.
Experience and expertise:	Dr. Friend is a highly experienced physician executive who has previously worked with companies ranging from start-up biotechnology companies to multinational pharmaceutical companies. Over the past 15 years, his focus has been in the oncology and hematology therapeutic space. Dr. Friend is a US-trained physician who practiced medicine in North Carolina before transitioning to drug development. Before joining Kazia Therapeutics, he was Chief Medical Officer and member of the executive management team at Cellectar Biosciences, Inc, a US publicly traded biopharmaceutical company.
Interests in shares:	None

Name:	Robert Apple
Title:	Non-Executive Director
Qualifications:	B.A
Experience and expertise:	Mr Robert Apple has more than 25 years of senior leadership experience in the pharmaceutical industry, including 16 years with Antares Pharma, Inc. as Senior Vice President, Chief Financial Officer and Corporate Secretary, before going on to become President and Chief Executive Officer from 2016 until its acquisition by Halozyme Therapeutics in 2022. Mr. Apple also served on the Board of Directors at Antares from 2016 until May 2022. He previously served on the Board of Directors of InKine Pharmaceutical PaxMedica Inc., and Kerathin Inc. Prior to joining Antares, Mr. Apple served as Chief Operating and Financial Officer at InKine Pharmaceutical. He also held prior roles at Genaera Corporation, Liberty Technologies, and Arthur Andersen & Company.

Name:	Jeffrey Bonacorda
Title:	Vice President, Finance and Controller
Qualifications:	B.A,
Experience and expertise:	Mr Jeffrey Bonacorda is a senior accounting professional with more than thirty years of experience in the pharmaceutical, consumer products and service industries. Prior to joining Kazia, Mr Bonacorda held several senior finance positions supporting global R&D development programs and on market pharmaceuticals.

Name:	Elissa Hansen
Title:	Company Secretary (Appointed 14 June 2024)
Qualifications:	Bc., Grad.Dip. AICD, FGIA,
Experience and expertise:	Ms Elissa Hansen has over 20 years' experience as a company secretary and governance professional for both listed and unlisted companies. She is a Chartered Secretary who brings best practice governance advice, ensuring compliance with the Listing Rules, Corporations Act and other relevant legislation.

Chairman and CEO's Letter
Key Milestones
About GBM
Environment, Society and Governance
Financial Reports

Kazia Theraputics Limited **Annual Report 2024** 43

Directors Report

Meetings of directors
The number of meetings of the company's Board of Directors ('the Board') and of each Board committee held during the year ended 30 June 2024, and the number of meetings attended by each director were:

	Full Board		Audit, Risk & Governance Committee		Remuneration & Nomination Committee	
	Attended	Held	Attended	Held	Attended	Held
Iain Ross	1	1	-	-	-	-
Bryce Carmine	18	18	3	3	2	2
Steven Coffey	18	18	3	3	4	4
Ebru Davidson	18	18	-	-	2	2
John Friend	17	17	-	-	-	-
Robert Apple	6	6	-	-	2	2

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

Shares under option
Unissued ordinary shares of Kazia Therapeutics Limited under option at the date of this report are as follows. All options are unlisted and were issued under the Company's Employee Share Option Plan.

Grant date	Expiry date	Exercise Price	Closing Balance
Options over ordinary shares			
13 January 2020	13 January 2025	$0.8812	137,500
9 November 2020	13 January 2025	$0.8812	600,000
9 November 2020	13 November 2024	$1.1320	1,200,000
4 January 2021	4 January 2025	$1.6900	137,500
9 September 2021	21 June 2026	$1.3650	100,000
16 November 2021	16 November 2025	$1.6900	750,000
16 November 2021	16 November 2025	$2.2400	500,000
16 November 2021	16 November 2026	$1.5600	800,000
1 February 2022	1 February 2027	$0.9400	325,000
24 May 2022	24 May 2027	$0.7800	100,000
3 January 2023	3 March 2027	$0.1500	2,250,000
3 March 2023	3 March 2027	$0.1500	280,000
3 May 2023	3 May 2027	$0.1870	3,000,000
			10,180,000
Options over ADS			
22 April 2024	22 April 2029	$0.5860	2,350,000
30 April 2024	30 April 2029	$0.5130	300,000
25 June 2024	25 June 2030	$0.2970	250,000
			2,900,000

No person entitled to exercise the options had or has any right by virtue of the option to participate in any share issue of the company or of any other body corporate.

No ordinary shares of Kazia Therapeutics Limited were issued during the year ended 30 June 2024 and up to the date of this report on the exercise of options granted.

44

Option Holdings
The number of options over ordinary shares in the company held during the financial year by each Director and 5 of the highest remunerated officers, including their personally related parties, is set out below:

	Balance at the start of the year	Granted as renumeration	Forfeited	Disposed	Balance at the end of the year
Options over ordinary shares					
Iain Ross	400,000	-	-	-	400,000
Bryce Carmine	400,000	-	-	-	400,000
Steven Coffey	400,000	-	-	-	400,000
John Friend	4,800,000	-	-	-	4,800,000
Karen Krumeich	2,800,000	-	(2,800,000)	-	-
Gabrielle Heaton	850,000	-	(850,000)	-	-
	9,650,000	-	(3,650,000)	-	6,000,000
Options over ADS					
John Friend	-	1,500,000	-	-	1,500,000
	-	1,500,000	-	-	1,500,000

No options were granted to the directors or any of the five highest remunerated officers of the company since the end of the financial year.

Indemnity and insurance of officers
The consolidated entity has not indemnified the Directors and Executives of the consolidated entity for costs incurred, in their capacity as a Director or Executive, for which they may be held personally liable, except where there is a lack of good faith.

During the financial year, the consolidated entity paid a premium in respect of a contract to insure the Directors and Executives of the consolidated entity against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

Indemnity and insurance of auditor
The consolidated entity has not, during or since the end of the financial year, indemnified or agreed to indemnify the auditor of the consolidated entity or any related entity against a liability incurred by the auditor.

During the financial year, the consolidated entity has not paid a premium in respect of a contract to insure the auditor of the consolidated entity or any related entity.

Proceedings on behalf of the company
No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

Auditor's independence declaration
A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors' report.

Auditor
BDO Audit Pty Ltd continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of Directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the Directors

Dr John Friend
Managing Director and Chief Executive Officer

Steven Coffey
Non-Executive Director

Sydney, 17 December 2024

Chairman and CEO's Letter
Key Milestones
About GBM
Environment, Society and Governance
Financial Reports

Kazia Theraputics Limited **Annual Report 2024** 45

Auditor's Independence Declaration

AUDITOR'S INDEPENDENCE DECLARATION

BDO

Tel: +61 2 9251 4100
Fax: +61 2 9240 9821
www.bdo.com.au

Level 11, 1 Margaret Street
Sydney NSW 2000
Australia

DECLARATION OF INDEPENDENCE BY GARETH FEW TO THE DIRECTORS OF KAZIA THERAPEUTICS LIMITED

As lead auditor of Kazia Therapeutics Limited for the year ended 30 June 2024 I declare that, to the best of my knowledge and belief, there have been:

1. No contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
2. No contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Kazia Therapeutics Limited and the entities it controlled during the period.

Gareth Few
Director

BDO Audit Pty Ltd
Sydney

17 December 2024

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation.

46

FINANCIAL STATEMENTS Kazia Theraputics Limited Annual Report 2024 47

Financial Reports STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED 30 JUNE 2024 Consolidated Note 2024 2023 $ $ Revenue 4 2,308,450—Other income 5 173,432 555 Finance income 12,212 22,558 Expenses Research and development expense (17,380,062) (15,564,070) General and administrative expense (13,564,622) (8,583,012) Operating loss (28,450,590) (24,123,969) Gain on revaluation of contingent consideration 119,467 3,387,697 Gain on revaluation of promissory note 25,174—Gain on revaluation of other financial liabilities 1,256,846—Loss before income tax benefit (27,049,103) (20,736,272) Income tax benefit 7 271,089 271,092 Loss after income tax benefit for the year attributable to the owners of Kazia Therapeutics Limited (26,778,014) (20,465,180) Other comprehensive income Items that may be reclassified subsequently to profit or loss Net exchange difference on translation of financial statements of foreign controlled entities, net of tax (8,401) 110,248 Other comprehensive income/(loss) for the year, net of tax (8,401) 110,248 Total comprehensive loss for the year attributable to the owners of Kazia Therapeutics Limited (26,786,415) (20,354,932) Cents Cents Basic earnings per share 30 (10.16) (11.23) Diluted earnings per share 30 (10.16) (11.23) The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes 48

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2024

	Note	Consolidated 2024 $	2023 $
Assets			
Current assets			
Cash and cash equivalents	8	1,657,478	5,241,197
Trade and other receivables	9	3,896,729	3,899,154
Other assets	11	591,162	1,632,472
Total current assets		6,145,369	10,772,823
Non-current assets			
Intangibles	12	15,400,023	17,269,432
Trade and other receivables	10	40,000	42,922
Total non-current assets		15,440,023	17,312,354
Total assets		21,585,392	28,085,177
Liabilities			
Current liabilities			
Trade and other payables	13	15,067,945	4,328,949
Other financial liabilities	14	6,478,060	-
Borrowings	15	634,191	1,796,500
Employee benefits	16	364,933	689,802
Contingent consideration	17	3,252,904	750,000
Total current liabilities		25,798,033	7,565,251
Non-current liabilities			
Deferred tax	18	2,018,180	2,289,269
Employee benefits	16	35,219	59,323
Contingent consideration	17	3,751,717	6,120,783
Total non-current liabilities		5,805,116	8,469,375
Total liabilities		31,603,149	16,034,626
Net assets/(liabilities)		(10,017,757)	12,050,551
Equity			
Contributed equity	19	101,637,758	97,452,246
Reserves	20	3,474,755	3,680,876
Accumulated losses		(115,130,270)	(89,082,571)
Total equity/(deficiency)		(10,017,757)	12,050,551

The above statement of financial position should be read in conjunction with the accompanying notes

Chairman and CEO's Letter
Key Milestones
About GBM
Environment, Society and Governance
Financial Reports

Kazia Theraputics Limited **Annual Report 2024** 49

Financial Reports

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2024

Consolidated	Contributed equity $	Other contributed equity $	Foreign currency translation reserve $	Share based payments reserve $	Accumulated losses $	Total equity $
Balance at 1 July 2022	84,480,249	-	(852,038)	3,263,703	(68,617,391)	18,274,523
Loss after income tax benefit for the year	-	-	-	-	(20,465,180)	(20,465,180)
Other comprehensive income for the year, net of tax	-	-	110,248	-	-	110,248
Total comprehensive income for the year	-	-	110,248	-	(20,465,180)	(20,354,932)
Transactions with owners in their capacity as owners:						
Shares issued (note 19)	13,372,747	-	-	-	-	13,372,747
Share issue costs (note 19)	(400,750)	-	-	-	-	(400,750)
Employee share-based payment options	-	-	-	1,159,125	-	1,159,125
Employee share-based payment options - expired	-	-	-	(162)	-	(162)
Balance at 30 June 2023	97,452,246	-	(741,790)	4,422,666	(89,082,571)	12,050,551

Consolidated	Contributed equity $	Other contributed equity $	Foreign currency translation reserve $	Share based payments reserve $	Accumulated losses $	Total equity $
Balance at 1 July 2023	97,452,246	-	(741,790)	4,422,666	(89,082,571)	12,050,551
Loss after income tax benefit for the year	-	-	-	-	(26,778,014)	(26,778,014)
Other comprehensive income/(loss) for the year, net of tax	-	-	(8,401)	-	-	(8,401)
Total comprehensive income for the year	-	-	(8,401)	-	(26,778,014)	(26,786,415)
Shares issued (note 19)	4,181,862	-	-	-	-	4,181,862
Share issue costs (note 19)	(376,573)	-	-	-	-	(376,573)
Transactions with owners in their capacity as owners:						
Employee share-based payment options	-	-	-	532,595	-	532,595
Employee share-based payment options - expired	-	-	-	(730,315)	730,315	-
Shares issued upon conversion of convertible shares	380,223	-	-	-	-	380,223
Balance at 30 June 2024	101,637,758	-	(750,191)	4,224,946	(115,130,270)	(10,017,757)

The above statement of changes in equity should be read in conjunction with the accompanying notes

50

Chairman STATEMENT OF CHANGES IN EQUITY CONTINUED and FOR THE YEAR ENDED 30 JUNE 2024 CEO’s Letter Consolidated Note 2024 2023 $ $ Cash flows from operating activities Receipts from customers * 2,466,825—Payments to suppliers (inclusive of GST) (12,060,390) (15,179,270) Key (9,593,565) (15,179,270) Interest received 12,212 23,113 Net cash used in operating activities 29 (9,581,353) (15,156,157) Milestones Net cash from investing activities — Cash flows from financing activities Proceeds from issue of shares—net of issuance costs 19 2,914,360 12,971,997 Proceeds from issuance of equity and pre-funded warrants 2,666,405—Proceeds from issuance of promissory note 14 776,670—Repayment of promissory note 14 (371,802)—Net cash from financing activities 5,985,633 12,971,997 About Net decrease in cash and cash equivalents (3,595,720) (2,184,160) GBM Cash and cash equivalents at the beginning of the financial year 5,241,197 7,361,112 Effects of exchange rate changes on cash and cash equivalents 12,001 64,245 Cash and cash equivalents at the end of the financial year 8 1,657,478 5,241,197 * Receipts from customers were subject to deduction of VAT and withholding tax at source Environment, Society and Governance Financial The above statement of cash flows should be read in conjunction with the accompanying notes Reports Kazia Theraputics Limited Annual Report 2024 51

Financial Report NOTES TO THE FINANCIAL STATEMENTS 30 JUNE 2024 Note 1. General information The consolidated financial statements cover Kazia Therapeutics Limited as a consolidated entity consisting of Kazia Therapeutics Limited and its subsidiaries. The consolidated financial statements are presented in Australian dollars, which is Kazia Therapeutics Limited’s functional and reporting currency. Kazia Therapeutics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is: Three International Towers Level 24, 300 Barangaroo Avenue Sydney NSW 2000 The consolidated financial statements were authorised for issue, in accordance with a resolution of Directors, on 17 December 2024. The Directors have the power to amend and reissue the financial statements. Note 2. Material accounting policy information The accounting policies that are material to the consolidated entity are set out below. The accounting policies adopted are consistent with those of the previous financial year, unless otherwise stated. New or amended Accounting Standards and Interpretations adopted The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity. Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. New Accounting Standards and Interpretations not yet mandatory or early adopted In June 2024, AASB 18, “Presentation and Disclosure in Financial Statements” was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces AASB 101 “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measure to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and require retroactive application. The Consolidated Entity is currently assessing the impact of the new standard. The Consolidated Entity is currently analysing the potential impact of the amendments to IFRS 9 “Financial Instruments”, IFRS 7 “Financial Instruments: Disclosures”, and small changes to various standards or interpretations as part of the annual improvements to IFRS project. The amendments are effective for reporting periods beginning on or after 1 January 2026. There were no other new accounting standards and interpretations not yet adopted by the Consolidated Entity for the 30 June 2024 reporting period that are expected to materially impact the Consolidated Entity. 52

Chairman and CEO’s Letter Note 2. Material accounting policy information (continued) Going concern The Consolidated Entity incurred a loss after income tax of $26,778,014 (2023: $20,465,180), was in a net current liability position of $19,652,664 (2023: net current asset position of $3,207,572) and had net cash outflows from operating activities of $9,581,353 (2023: $15,156,157) for the year ended 30 June 2024. As at 30 June 2024 the consolidated entity had cash and cash equivalents of $1,657,478 (2023: $5,241,197). Key The consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the Company has not generated significant revenues nor does the Company anticipate generating Milestones significant revenues in the near future. The ability of the Consolidated Entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities, and from other sources of revenue such as grant funding. These factors give rise to a material uncertainty which may cast significant doubt on whether the Consolidated Entity will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these consolidated financial statements. The directors have considered the cash flow forecasts and the funding requirements of the business and continue to explore grant funding, licensing opportunities and equity investment opportunities in the Company. The at-the-market’ equity program (“ATM”) allows the Company to raise capital dynamically in the market, with no discount, no warrant coverage, and modest banking fees, allowing it to fund operations with minimal dilution to existing shareholders. About An ATM with Oppenheimer & Co. Inc. (Oppenheimer) as sales agent was established in May 2022. Under the ATM, Kazia may offer and sell via Oppenheimer the remaining capacity of US$22.6 million of its ordinary shares, in the form of American GBM Depository Shares (ADSs), with each ADS representing 100 ordinary shares. Kazia entered into an Equity Distribution Agreement, dated as of 22 April 2022 (the “Sales Agreement”), with Oppenheimer, acting as sales agent for an initial capacity of US$35 million. On 4 September 2024, the Equity Distribution Agreement was amended to increase the aggregate offering price to US$50 million. During the year ended 30 June 2024 US$1,656,016 was drawn down from the ATM facility compared to US$4,203,221 for the year ended 30 June 2023. From July 2024 through to the date of signing this report, the Consolidated Entity raised total proceeds of A$5,805,033 (U$3,947,372) using the ATM facility and continues to seek additional funding sources both in Australia and overseas. For the same period the Consolidated Entity also raised total proceeds of A$1,621,242 (U$1,053,075) through its equity line of credit facility. Accordingly, the directors have prepared the consolidated financial statements on a going concern basis. Environment, Basis of preparation These general purpose consolidated financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, Society as appropriate for for-profit oriented entities. These consolidated financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’). and The financial statements have been prepared on an accruals basis and under the historical cost conventions. Critical accounting estimates Governance The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3. Parent entity information In accordance with the Corporations Act 2001, these consolidated financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in note 27. Principles of consolidation The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Kazia Therapeutics Limited as at 30 June 2024 and the results of all subsidiaries for the year then ended. Kazia Therapeutics Limited and its subsidiaries Financial together are referred to in these consolidated financial statements as the ‘consolidated entity’. Reports Kazia Theraputics Limited Annual Report 2024 53

Financial Report NOTES TO THE FINANCIAL STATEMENTS CONTINUED 30 JUNE 2024 Note 2. Material accounting policy information (continued) Subsidiaries are all those entities over which the consolidated entity has control. The consolidated entity controls an entity when the consolidated entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains on transactions between entities in the consolidated entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the consolidated entity. The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference is between the consideration transferred and the book value. Where the consolidated entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The consolidated entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss. Foreign currency translation The consolidated financial statements are presented in Australian dollars. Foreign currency transactions Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at reporting date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss. Foreign operations The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rate at the date of the transaction, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity. The foreign currency reserve is recognised in profit or loss when the foreign operation is disposed of. Exchange differences arising on a monetary item that forms part of a reporting entity’s net investment in a foreign operation shall be recognised initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment. Financial Instruments Subsequent measurement of financial assets For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition: • financial assets at amortised cost • financial assets at fair value through profit or loss (FVPL) Classifications are determined by both: • the entity’s business model for managing the financial asset • the contractual cash flow characteristics of the financial assets All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses. 54

Chairman and CEO’s Letter Note 2. Material accounting policy information (continued) Financial assets at amortised cost Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVPL): • they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows ; and • the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding. Key After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The consolidated entity’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments. Milestones Classification and measurement of financial liabilities The consolidated entity’s financial liabilities comprise trade and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the consolidated entity designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective interest method. All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included within finance costs or finance income. Revenue from contracts with customers About Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties. Revenue is recognised using a five step GBM approach in accordance with AASB 15 “Revenue from Contracts with Customers” to depict the transfer of promised services to customers in an amount that reflects the consideration to which the consolidated entity expects to be entitled in exchange for those services. Distinct promises within the contract are identified as performance obligations. The transaction price of the contract is measured based on the amount of consideration the consolidated entity expects to be entitled to from the customer in exchange for services. Factors such as requirements around variable consideration, significant financing components, noncash consideration, or amounts payable to customers also determine the transaction price. The transaction is then allocated to separate performance obligations in the contract based on relative standalone selling prices. Revenue is recognised when, or as, performance obligations are satisfied, which is when control of the promised service is transferred to the customer. Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue. Amounts expected to be recognised as revenue within the 12 months following the balance sheet date are classified within current liabilities. Amounts not expected to be recognised as revenue within the 12 months following the balance sheet date are classified within non-current liabilities. Environment, The consolidated entity recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in its consolidated statement of financial position. Similarly, if the consolidated entity satisfies a performance obligation before it receives the consideration, the consolidated entity recognises Society either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due. and Licensing revenues, including milestone revenue Revenue from licensees of the consolidated entity’s intellectual property reflects the transfer of a right to use the intellectual property as it exists at the point in time in which the licence is transferred to the customer. Governance Licensing agreements are examined to determine whether they contain additional performance obligations, over and above the right to use the intellectual property. To the extent that additional performance obligations exist, the transaction price the consolidated entity expects to receive for the contract is allocated to the separate performance obligations. The receipt of milestone payments is often contingent on meeting certain clinical, regulatory or commercial targets, and is therefore considered variable consideration. The transaction price of the contingent milestone is estimated using the most likely amount method. Within the transaction price, the price associated with a contingent milestone is included only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. Milestone payments that are not within the control of the consolidated entity, such as regulatory approvals, are not considered highly probable of being achieved until those approvals are achieved. Financial Reports Kazia Theraputics Limited Annual Report 2024 55

Financial Report NOTES TO THE FINANCIAL STATEMENTS CONTINUED 30 JUNE 2024 Note 2. Material accounting policy information (continued) Finance income Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Grant income Grants from governments are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as grant income. A New South Wales Export Development Grant was received in the previous financial year. Other revenue Other revenue is recognised when it is received or when the right to receive payment is established. Income tax Income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable. Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for: When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. The carrying amount of recognised and unrecognised deferred tax assets are reviewed each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset. Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously. Kazia Therapeutics Limited and its wholly-owned Australian controlled entities have formed an income tax consolidated group under the tax consolidation regime. Kazia Therapeutics Limited as the parent entity discloses all of the deferred tax assets of the tax consolidated group in relation to tax losses carried forward (after elimination of inter-group transactions). The tax consolidated group has applied the ‘separate taxpayer in the group’ allocation approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group. As the tax consolidation group continues to generate tax losses there has been no reason for the Company to enter a tax funding agreement with members of the tax consolidation group. 56

Chairman and CEO’s Letter Note 2. Material accounting policy information (continued) Uncertain tax positions IFRIC 23 clarified the application of the recognition and measurement criteria of AASB 112 “Income Taxes” where there is uncertainty over income tax treatments and requires an assessment of each uncertain tax position as to whether it is probable that a taxation authority will accept the position. Where it is not probable, the effect of the uncertainty is reflected in determining the relevant taxable profit or loss, tax bases, unused tax losses and unused tax credits or tax rates. The amount is determined as either the single most likely amount or the sum of the probability weighted amounts in a range of possible outcomes, Key whichever better predicts the resolution of the uncertainty. Management believes that historical tax losses are not expected to be available for offset against the deferred tax liability at 30 June 2024. Current and non-current classification Milestones Assets and liabilities are presented in the statement of financial position based on current and non-current classification. An asset is current when: it is expected to be realised or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current. A liability is current when: it is expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current. About Deferred tax assets and liabilities are always classified as non-current. GBM Cash and cash equivalents Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Research and development Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably. Intangible assets Separately acquired intangible assets are shown at historical cost. Intangible assets acquired as part of a business combination are recognised at fair value at the acquisition date. They have a finite useful life and are subsequently carried at Environment, cost less accumulated amortisation and impairment losses. The method and useful lives of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period. Amortisation expense is included in research and development expenditure. Society Licensing agreement for paxalisib and The paxalisib licensing agreement asset was acquired as part of a business combination and is being amortised on a straight- line basis over the period of its expected benefit, being the remaining life of the patent, which was 15 years from the date of acquisition. Governance Licensing agreement for EVT801 The EVT801 licensing agreement asset was acquired via an asset acquisition and is being amortised on a straight-line basis over the period of its expected benefit, being the remaining life of the patent, which was 12.5 years from the date of acquisition. Impairment of non-financial assets Non-financial assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to Financial form a cash-generating unit. Reports Kazia Theraputics Limited Annual Report 2024 57

Financial Report NOTES TO THE FINANCIAL STATEMENTS CONTINUED 30 JUNE 2024 Note 2. Material accounting policy information (continued) Provisions Provisions are recognised when the consolidated entity has a present (legal or constructive) obligation as a result of a past event, it is probable the consolidated entity will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognised as a finance cost. Employee benefits Short-term employee benefits Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled. Other long-term employee benefits The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows. Share-based payments Equity-settled share-based compensation benefits are provided to employees under the terms of the Employee Share Option Plan (‘ESOP’) and consultants as compensation for services performed. Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services. The value of the instruments is measured by reference to the fair value of the underlying instruments on grant date, as required by AASB2 “Share-Based Payments”. Fair value is estimated using an appropriate option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the consolidated entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions. The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods. The cumulative charge to profit or loss until settlement of the liability is calculated as follows: during the vesting period, the liability at each reporting date is the fair value of the award at that date multiplied by the expired portion of the vesting period. from the end of the vesting period until settlement of the award, the liability is the full fair value of the liability at the reporting date. Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied. If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification. 58

Chairman and CEO’s Letter Note 2. Material accounting policy information (continued) If the non-vesting condition is within the control of the consolidated entity or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the consolidated entity or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited. If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense Key is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification. Finance costs Milestones Finance costs attributable to qualifying assets are capitalised as part of the asset. All other finance costs are expensed in the period in which they are incurred, including interest on short-term and long-term borrowings. Fair value measurement When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market. Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interest. For non-financial assets, the fair value measurement is based on its highest and best About use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. GBM Assets and liabilities measured at fair value are classified, into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed each reporting date and transfers between levels are determined based on a reassessment of the lowest level input that is significant to the fair value measurement. For recurring and non-recurring fair value measurements, external valuers may be used when internal expertise is either not available or when the valuation is deemed to be significant. External valuers are selected based on market knowledge and reputation. Where there is a significant change in fair value of an asset or liability from one period to another, an analysis is undertaken, which includes a verification of the major inputs applied in the latest valuation and a comparison, where applicable, with external sources of data. Issued capital Environment, Ordinary Options are classified as equity. Incremental costs directly attributable to the issue of new shares or options, including share based payments relating to the Society issue of shares, are shown in equity as a deduction, from the proceeds. and Earnings per share Basic earnings per share Basic earnings per share is calculated by dividing the profit attributable to the owners of Kazia Therapeutics Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding Governance during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year. Diluted earnings per Option Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares. Goods and Services Tax (‘GST’) and other similar taxes Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense. Financial Reports Kazia Theraputics Limited Annual Report 2024 59

Financial Report NOTES TO THE FINANCIAL STATEMENTS CONTINUED 30 JUNE 2024 Note 2. Material accounting policy information (continued) Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position. Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority. Note 3. Critical accounting judgements, estimates and assumptions The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed as follows: Research and development expenses The Directors do not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred. Research and development expenses relate primarily to the cost of conducting human clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. Generally the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being measured. The length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners. Clinical trial expenses The timing of payment for work conducted under clinical trials often bears little relation to the timing of the work effort. Detailed estimates are made to determine the amount of work effort expended during a reporting period in order to determine the appropriate expense to be recognised, with the resulting prepayments or un-invoiced amounts being recognised as a prepayment or an accrual respectively. Share-based payment transactions The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using an appropriate option pricing model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity. Acquisition of intangible assets The consolidated entity has applied judgement in determining the accounting treatment for the acquisition of the License agreement for EVT801. The License agreement has been determined to be a standalone transaction, independent from any other agreements which have been or may be entered into with Evotec (France) SAS. Management has also made the decision to account for the cost of the asset conferred by the License agreement on the basis of the milestones that are probable of being payable, that is, those for which there is judged to be a probability of greater than 50% that the milestone will be triggered. 60

Chairman and CEO’s Letter Note 3. Critical accounting judgements, estimates and assumptions (continued) Contingent consideration Contingent consideration relates to the intangible assets acquired, and the fair value of contingent consideration is dependent on the key assumptions used in accounting for the acquisition of those intangible assets. These assumptions include the probability of milestones occurring and can also include the anticipated timing of settlement and discount rates used. In the case where contingent consideration is recognised on the basis that the liability is probable of occurring judgement is Key used in determining which milestones are considered probable of being triggered and the timing thereof. Intangible assets available for use The consolidated entity has exercised judgement in determining that its intangible assets, being license agreements, have a Milestones finite life and are available for use once acquired. As the business model is to acquire such assets and then develop them to generate returns from future license transactions or other means, management have determined that the assets are available for use from the time that they are acquired. In each case the prima facie useful life is the remaining life of the patent over the asset, unless other factors over-ride this assessment. Impairment of non-financial assets other than goodwill and other indefinite life intangible assets The consolidated entity assesses impairment of non-financial assets other than goodwill and other indefinite life intangible assets at each reporting date by evaluating conditions specific to the consolidated entity and to the particular asset that may lead to impairment. Judgement is used to determine whether any indicators of impairment exist, and reference is made to the considerations included in AASB 136 Impairment of Assets in this assessment. If an impairment trigger is found to exist, the recoverable amount of the asset is determined. About Note 4. Revenue GBM Consolidated 2024 2023 $ $ Licensing revenue 2,300,956—Sale of paxalisib 7,494—Revenue 2,308,450—Disaggregation of revenue The disaggregation of revenue from contracts with customers is as follows: Environment, Consolidated 2024 2023 $ $ Society and Geographical regions South Korea 2,308,450—Timing of revenue recognition Licensing revenue recognised at a point in time 2,300,956—Governance Sale of paxalisib at a point in time 7,494 -2,308,450—Financial Reports Kazia Theraputics Limited Annual Report 2024 61

Financial Report

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

30 JUNE 2024

Note 4. Revenue (continued)

License Agreement with Oasmia Pharmaceutical AB

In March 2021, the Company entered into an exclusive worldwide license agreement with Oasmia Pharmaceutical AB ("Osmia"), an innovation-focused specialty pharmaceutical company, for Cantrixil (TRX-E-002-1), a clinical stage drug candidate for the treatment of ovarian cancer. During fiscal 2021, Oasmia made an upfront payment of US$4 million with contingent milestones of up to US$42 million and double-digit royalties on commercial sales.

License Agreement with Simcere Pharmaceutical Group Ltd.

In March 2021, the Company entered into a licensing agreement with Simcere Pharmaceutical Group LTD ("Simcere") to develop and commercialize the Company's investigational drug candidate, paxalisib, in Greater China. Under the terms of the agreement, Simcere assumed responsibility for the development, registration and commercialization of paxalisib in Greater China (a territory that includes Mainland China, Hong Kong, Macau and Taiwan). The Company received an upfront payment of US$11 million comprising US$7 million in cash and a US$4 million equity investment, priced at a 20% premium to recent trading. The Company will also receive contingent milestone payments of up to US$281 million for glioblastoma, with further milestones payable for indications beyond glioblastoma. Simcere will additionally pay mid-teen percentage royalties on commercial sales.

License Agreement with Sovargen Co Ltd.

In March 2024, the Company entered into a licensing agreement with Sovargen Co Ltd. ("Sovargen") to develop and commercialize the Company's investigational drug candidate, paxalisib, for countries except mainland China, Hong Kong, Macao and Taiwan. Under the terms of the agreement, Sovargen assumed responsibility for the development, registration and commercialization of paxalisib in countries except for China, Hong Kong, Macao and Taiwan. The Company received an upfront payment of US$1.5 million. The Company will also receive contingent milestone payments of up to US$19 million upon achievement of development and regulatory milestones, and a percentage of sub-licensing revenues and royalties on net sales of products incorporating paxalisib.

During fiscal year 2024, the Company recognised A$2.3 million of revenue from the license agreements described in the above paragraphs in accordance with the terms of the agreements and revenue recognition policy in accordance with note 2.

Note 5. Other income

	Consolidated	
	2024 $	2023 $
Research and development rebate	173,427	-
Other sundry income	5	555
Other income	173,432	555

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Key Milestones
About GBM
Environment, Society and Governance
Financial Reports

Note 6. Expenses

	Consolidated	
	2024	2023
	$	$
Loss before income tax includes the following specific expenses:		
Research and development		
EVT-801 program costs	5,276,525	5,059,589
Cantrixil program costs	1,025	4,745
Paxalisib program costs	7,551,306	5,618,047
Scientific Advisory Board costs	-	30,899
Employee benefits expense - salaries & wages and staff benefits	2,160,806	2,250,149
- superannuation	36,245	29,611
- share based payment	484,718	701,570
Total research & development (excluding amortisation)	15,510,625	13,694,610
Amortisation		
Amortisation	1,869,409	1,869,460
Total research and development	17,380,034	15,564,070
Leases		
Expense relating to short term leases	123,768	152,049
Employee benefits expense G&A		
- salaries & wages and staff benefits	485,539	1,467,447
- superannuation	51,700	101,765
- share based payments	47,879	457,555
Total employee benefits expense G&A	585,118	2,026,767

Note 7. Income tax benefit

	Consolidated	
	2024	2023
	$	$
Numerical reconciliation of income tax benefit and tax at the statutory rate		
Loss before income tax benefit	(27,049,103)	(20,736,272)
Tax at the statutory tax rate of 25%	(6,762,276)	(5,184,068)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:		
Amortisation of intangibles	467,352	467,357
Share-based payments	133,149	288,868
Gain on revaluations	(21,976)	(846,924)
	(6,183,751)	(5,274,767)
Tax losses and timing differences not recognised	5,912,662	5,003,675
Income tax benefit	(271,089)	(271,092)

Kazia Theraputics Limited **Annual Report 2024** 63

Financial Report

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

30 JUNE 2024

Note 7. Income tax benefit (continued)

	Consolidated 2024 $	Consolidated 2023 $
Tax losses not recognised		
Unused tax losses for which no deferred tax asset has been recognised - Australia	139,429,998	120,411,687
Potential tax benefit @ 25%	34,857,500	30,102,922
Unused tax losses for which no deferred tax asset has been recognised - US	7,835,820	4,304,980
Potential tax benefit at statutory tax rates @ 21% - US	1,645,522	904,046

Note 8. Cash and cash equivalents

	Consolidated 2024 $	Consolidated 2023 $
Current assets		
Cash at bank and on hand	1,657,478	5,241,197

Note 9. Trade and other receivables

	Consolidated 2024 $	Consolidated 2023 $
Current assets		
GDM Agile deposit	3,756,039	3,752,640
Trade receivables	-	610
Deposits held	7,687	40,870
BAS receivable	133,003	105,034
	3,896,729	3,899,154

The GBM Agile deposit was advanced to GCAR at the start of the GBM Agile trial and is refundable if not utilised against trial expenses. The amount will be allocated against expenditure towards the latter end of the trial. Completion of the final analysis is expected in second half of 2024.

Note 10. Trade and other receivables - non-current

	Consolidated 2024 $	Consolidated 2023 $
Non-current assets		
Corporate credit card deposit	40,000	42,922

Note 11. Other assets

	Consolidated 2024 $	Consolidated 2023 $
Current assets		
Prepayments	591,162	1,632,472

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Key Milestones
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Environment, Society and Governance
Financial Reports

Note 11. Other assets (continued)

Other assets contain the prepayment of invoices in relation to the annual insurance renewal program and an offsetting borrowing for the funding of this prepayment in included in Borrowings - See Note 15 Borrowings.

Note 12. Intangibles

	Consolidated 2024 $	Consolidated 2023 $
Non-current assets		
Licensing agreement - Paxalisib	16,407,788	16,407,788
Less: Accumulated amortisation	(8,335,073)	(7,250,728)
	8,072,715	9,157,060
Licensing agreement - EVT-801	9,813,362	9,813,362
Less: Accumulated amortisation	(2,486,054)	(1,700,990)
	7,327,308	8,112,372
	15,400,023	17,269,432

Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

Consolidated	EVT801 licensing agreement $	Paxalisib licensing agreement $	Total $
Balance at 1 July 2022	8,897,448	10,241,444	19,138,892
Amortisation expense	(785,076)	(1,084,384)	(1,869,460)
Balance at 30 June 2023	8,112,372	9,157,060	17,269,432
Amortisation expense	(785,064)	(1,084,345)	(1,869,409)
Balance at 30 June 2024	7,327,308	8,072,715	15,400,023

Note 13. Trade and other payables

	Consolidated 2024 $	Consolidated 2023 $
Current liabilities		
Trade payables	4,548,255	857,313
Accrued payables	10,519,690	3,471,636
	15,067,945	4,328,949

Refer to note 22 for further information on financial instruments.

Kazia Theraputics Limited **Annual Report 2024** 65

Financial Report

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

30 JUNE 2024

Note 14. Other financial liabilities

	Consolidated	
	2024	2023
	$	$
Current liabilities		
Prefunded and ordinary warrants	6,478,060	-
Reconciliation		
Opening balance	-	-
Prefunded and ordinary warrants at initial recognition	8,599,836	-
Prefunded warrants exercised	(864,930)	-
Gain on remeasurement of other financial liabilities	(1,256,846)	-
Closing balance	6,478,060	-

On 30 November, 2023, the Consolidated Entity entered into the Securities Purchase Agreement with an institutional investor, pursuant to which we issued and sold (A) in a registered direct offering, 2,620,000 ADSs and pre-funded warrants to purchase up to 1,824,445 ADS, and (B) in a concurrent private placement, the Ordinary Warrants to purchase up to 4,444,445 ADSs, for nil consideration, which have an exercise price of US$0.583 per ADS, are exercisable immediately and will expire on 5 June, 2029. The Ordinary Warrants were determined to be classified as a financial liability and a derivative under AASB 132 because they are denominated in a foreign currency, causing the value to vary with the USD/AUD exchange rate and the Consolidated Entity's share price, requires a smaller net investment, and is settled at a future date. The initial fair value of the Ordinary Warrants was A$3,020,316. Additionally, as a part of the Securities Purchase Agreement, warrants were issued to the broker with an initial fair value of A$132,763. Transaction costs of A$382,463 were incurred. On 21 February, 2024, the pre-funded warrants were exercised.

In connection with the Purchase Agreement with Alumni Capital described in Note 19, the Consolidated Entity issued warrants to purchase ADSs ("Warrant ADS") that are accounted for at fair value through profit and loss. The Warrant ADS were determined to be classified as a financial liability and a derivative under AASB 132 because they are denominated in a foreign currency, causing the value to vary with the USD/AUD exchange rate and the Consolidated Entity's share price, requires a smaller net investment, and is settled at a future date. The initial fair value of the warrants issued was A$5,445,887. Alumni Capital can purchase a number of Warrant ADSs from the Consolidated Entity, calculated as 5% of the total commitment amount minus any previous exercises, divided by the exercise price on the exercise date. The exercise price for each Warrant ADS is determined by dividing US$6,000,000 by the total number of ordinary shares on the exercise date, then multiplying by the current ADS to ordinary share ratio.

Note 15. Borrowings

	Consolidated	
	2024	2023
	$	$
Current liabilities		
Insurance premium funding	634,191	1,796,500

Borrowings relate to the annual insurance renewal program. An offsetting prepayment of insurance invoices is included in Prepayments - See note 11 Other Assets.

On 23 October, 2023, the Company entered into a securities purchase agreement with an accredited investor, pursuant to which the Company issued a six-month unsecured convertible promissory note (the "Note") in the principal amount of A$776,670 (US$500,000). The Note bears interest at a rate of 10% per annum. The investor called upon 50% of the Note, and cash of US$253,014 was paid, which represented US$250,000 of principal and US$3,014 of interest (total payment of A$371,802). The investor exercised their option to receive the remaining 50% in ADSs on 20 December 2023, which resulted in 591,697 ADS to be issued. On 19 June 2024, 591,697 ADSs representing 5,916,970 ordinary shares were issued at a price of A$0.0643 per ordinary share, which resulted in recognising gain of A$25,174 through the fair value movement in liability between the exercise date and date the ADSs were issued.

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Key Milestones
About GBM
Environment, Society and Governance
Financial Reports

Note 16. Employee benefits

	Consolidated 2024 $	2023 $
Current liabilities		
Annual leave	364,933	488,775
Employee benefits	-	201,027
	364,933	689,802
Non-current liabilities		
Long service leave	35,219	59,323
	400,152	749,125

Note 17. Contingent consideration

	Consolidated 2024 $	2023 $
Current liabilities		
Contingent consideration - paxalisib	-	750,000
Contingent consideration - EVT801	3,252,904	-
	3,252,904	750,000
Non-current liabilities		
Contingent consideration - paxalisib	1,265,654	653,692
Contingent consideration - EVT801	2,486,063	5,467,091
	3,751,717	6,120,783
	7,004,621	6,870,783

Reconciliation of the balance at the beginning and end of the reporting period is set out below:

	2024 $	2023 $
Contingent consideration at start of period (current and non-current)	6,870,783	8,967,785
Interest on unwinding of discount	339,436	593,462
Foreign currency (gain)/loss	(86,131)	697,233
Gain on remeasurement of contingent consideration	(119,467)	(3,387,697)
	7,004,621	6,870,783

Kazia Theraputics Limited **Annual Report 2024** 67

Financial Report

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

30 JUNE 2024

Note 17. Contingent consideration (continued)

Contingent consideration - paxalisib
During the 2017 financial year, the Consolidated Entity acquired the rights to develop and commercialize paxalisib, as part of a business combination.

The acquisition contained four development contingent milestone payments, the first two milestone payment settlements being Kazia shares, and the third and fourth development milestone payment settlements either cash or Kazia shares at the discretion of Kazia. Milestones 1 and 4 have now been paid out, and Milestone 3 has lapsed. Milestone 2 comprises shares to the value of $1,250,000.

Each milestone payment is probability weighted for valuation purposes. Milestone 2 is contingent on the completion of a Phase II clinical trial of the molecule where such trial demonstrates a statistically significant improvement in progression-free survival or other approval endpoint indicated by the US Food and Drug Administration and was classified as a current liability as at 30 June 2023. Based on data received during June 2024, the Directors do not believe that this milestone payment will ultimately be due and payable and as such the probability weighting assigned in the current year has been reduced to nil (2023:60%).

Milestone 5 is a revenue based milestone contingent on net sales, which the Directors expect to ultimately be achieved and has an assigned probability of 100% (2023:57%). Milestone 5 is discounted to present value, using a discount rate of 9% (2023: 20%) per annum. The discount rate was considered at 30 June 2024 and revised to reflect an incremental borrowing rate at the date of acquisition revised to reflect recent market changes as the milestone payments are already probability weighted for valuation purposes.

Kazia is also required to pay royalties to Genentech in relation to net sales. These payments are related to future financial performance and are not considered as part of the consideration in relation to the Genentech agreement.

Contingent consideration - EVT801
The acquisition of EVT801 has been accounted for at cost, with milestones where the payment is considered probable being recognised as a current or non-current liability at period end, based on the estimated payment date. The key assumptions applied on initial recognition are reassessed in the current periods based on the revised timing of when milestone payments are expected to be paid. Milestone 3 is expected to be paid in 2H2024, milestones 4 & 5 are expected to be paid Q12025 and Q12027. Milestone 3 payment has a probability of 100% (2023: 100%), Milestone 4 payment has a probability of 80% (2023: 80%), and Milestone 5 payment has a probability of 63% (2023: 63%) of occurring. Milestones are discounted to present value, using a discount rate of 9% per annum (2023: 7% per annum). The discount rate utilised is based on the incremental borrowing rate at the time of acquisition and is updated to reflect recent market changes. Milestones where the payment is not considered probable at year end have not been accounted for as a liability. The total amount of milestone payments not recognised at year end totals €300,500,000 (A$496,287,928) (2023: €300,500,000 (A$492,703,722)).

Note 18. Deferred tax

	Consolidated	
	2024 $	2023 $
Non-current liabilities		
Deferred tax liability associated with Licensing Agreement	2,018,180	2,289,269

The Company has completed an analysis of the availability of historical tax losses to offset the deferred tax liability, concluding that the historical tax losses are not expected to be available for offset against the deferred tax liability.

Note 19. Contributed equity

	Consolidated			
	2024 Shares	2023 Shares	2024 $	2023 $
Ordinary shares - fully paid	332,850,784	228,029,114	101,637,758	97,452,246

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Note 19. Contributed equity (continued)

Movements in ordinary Option capital

Details	Date	Shares	Issue price	$
Balance	1 July 2022	138,755,376		84,480,249
ATM issue of shares No. 8	7 July 2022	573,370	$0.7102	407,201
ATM issue of shares No. 9	8 August 2022	8,561,490	$0.3316	2,839,346
ATM issue of shares No. 10	9 August 2022	10,000	$0.2723	2,723
ATM issue of shares No. 11	10 August 2022	158,020	$0.2465	38,949
ATM issue of shares No. 12	11 August 2022	330,960	$0.2413	79,868
ATM issue of shares No. 13	12 August 2022	1,247,440	$0.2469	308,050
ATM issue of shares No. 14	12 September 2022	651,030	$0.2211	143,964
ATM issue of shares No. 15	13 September 2022	28,350	$0.2187	6,200
Shares issued to Scientific Advisory Board	14 September 2022	60,000	$0.2100	12,600
ATM issue of shares No. 16	7 October 2022	736,760	$0.1789	131,797
ATM issue of shares No. 17	28 October 2022	12,296,180	$0.1865	2,293,288
ATM issue of shares No. 18	11 January 2023	20,000	$0.1380	2,761
Professional and sophisticated investors placement - 1st tranche	16 January 2023	25,387,018	$0.1100	2,792,572
Professional and sophisticated investors placement - 2nd tranche	28 February 2023	15,522,075	$0.1100	1,707,428
Share Placement Plan	3 March 2023	23,691,045	$0.1100	2,606,000
Less: share issue transaction costs		-	$0.0000	(400,750)
Balance	30 June 2023	228,029,114		97,452,246
ATM issue of shares No. 19	6 July 2023	8,148,140	$0.1900	1,512,523
ATM issue of shares No. 20	7 July 2023	157,120	$0.1600	25,877
ATM issue of shares No. 21	3 August 2023	15,000	$0.1700	2,519
ATM issue of shares No. 22	29 November 2023	1,066,070	$0.1000	107,267
Registered Direct Offering	5 December 2023	26,200,000	-	-
ATM issue of shares No. 23	13 February 2024	25,910	$0.0466	1,207
ATM issue of shares No. 24	14 February 2024	319,650	$0.0464	14,834
ATM issue of shares No. 25	15 February 2024	2,195,980	$0.0468	102,825
ATM issue of shares No. 26	16 February 2024	205,260	$0.0614	12,597
Armistice warrants	21 February 2024	18,244,450	$0.0450	892,655
ATM issue of shares No. 27	21 February 2024	8,626,580	$0.0595	513,584
ATM issue of shares No. 28	22 February 2024	316,540	$0.0461	14,584
ATM issue of shares No. 29	23 February 2024	304,860	$0.0464	14,147
ATM issue of shares No. 30	26 February 2024	250,000	$0.0460	11,502
ATM issue of shares No. 31	01 May 2024	2,112,560	$0.0478	100,961
ATM issue of shares No. 32	02 May 2024	375,410	$0.0457	17,147
ATM issue of shares No. 33	03 May 2024	288,900	$0.0469	13,544
ATM issue of shares No. 34	07 May 2024	790,100	$0.0456	36,024
ATM issue of shares No. 35	10 May 2024	20,000	$0.0455	910
ATM issue of shares No. 36	16 May 2024	242,170	$0.0450	10,891
Repayment of promissory note	19 June 2024	5,916,970	$0.0643	380,223
Equity line of credit	24 June 2024	29,000,000	$0.0268	776,264
Less: share issue transaction costs		-		(376,573)
Balance	30 June 2024	332,850,784		101,637,758

Kazia Theraputics Limited **Annual Report 2024** 69

Financial Report

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

30 JUNE 2024

Note 19. Contributed equity (continued)

For the year ended 30 June 2024, Kazia issued 2,620,000 ADSs to an institutional investor (issued at US$0.45) under a securities purchase agreement (the "Securities Purchase Agreement"). As part of the Securities Purchase Agreement, the investor purchased 1,824,445 pre-funded warrants (purchased for US$0.44 with an exercise price of US$0.01) and 4,444,445 free attaching warrants (with an exercise price of US$0.583). The gross proceeds received for this placement was US$1,981,756 (translated into A$3,020,315) before transaction costs of A$382,463. The warrants issued were determined to be a derivative financial liability and the accounting standards require that the proceeds received are first applied to the fair value of any derivative liability issued and that equity then represents the residual value in the transaction. The fair value of the warrants at issue date were determined to equal US$1,981,756 resulting in no residual equity value. Hence the equity reconciliation above shows the 26,200,000 shares issued but attributes no dollar value to the issue.

In February 2024, Armistice Capital exercised 1,824,445 prefunded warrants for a cash price of US$18,244 (translated into A$27,901) and 18,244,450 ordinary shares were issued.

On 17 May 2024, the terms of the Securities Purchase Agreement were amended. in which the exercise price for the previously issued warrants was reduced to US$0.27 per ADS, and new warrants were issued to purchase up to 1,100,000 ADSs, with an exercise price of $0.27 per ADS. The original transaction resulted in the entire consideration being allocated to the derivative liability and all transaction fees associated with the transaction were expensed immediately. As such, the modification was directly adjusted through profit and loss along with any movement in the fair value of the derivative. The initial fair value of the newly issued warrants was A$232,488 and recorded as a derivative liability.

On 19 April 2024, Kazia entered into a purchase agreement (the "Purchase Agreement") with Alumni Capital LP ("Alumni Capital"). Pursuant to the Purchase Agreement, the Company may sell to Alumni Capital up to an aggregate of $15,000,000, of ADSs from time to time during the term of the Purchase Agreement. During the fiscal year ended 30 June 2024, Kazia sold an aggregate amount of A$776,264 of ADSs under the Purchase Agreement.

Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Share buy-back
There is no current on-market share buy-back.

Capital risk management
The consolidated entity's objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

Capital is regarded as total equity, as recognised in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.

The capital risk management policy remains unchanged from the prior year.

Note 20. Reserves

	Consolidated	
	2024 $	2023 $
Foreign currency reserve	(750,192)	(741,790)
Share-based payments reserve	4,224,947	4,422,666
	3,474,755	3,680,876

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Note 20. Reserves (continued)

Foreign currency translation reserve
The reserve is used to recognise exchange differences arising from translation of the consolidated financial statements of foreign operations to Australian dollars.

Share-based payments reserve
The reserve is used to recognise the value of equity benefits provided to employees and executive directors as part of their remuneration, and other parties as part of their compensation for services.

For the year ended 30 June 2024, there were A$0.5 million issuances from the share-based payment reserve for Employee Share Option plan and A$0.7 million expirations and forfeitures.

Note 21. Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Note 22. Financial instruments

Financial risk management objectives
The consolidated entity's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The consolidated entity uses different methods to measure and manage the different types of risks to which it is exposed. These methods include monitoring the levels of exposure to interest rates and foreign exchange, ageing analysis and monitoring of specific credit allowances to manage credit risk, and, rolling cash flow forecasts to manage liquidity risk.

Market risk

Foreign currency risk
The consolidated entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollars ('USD'). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity's functional currency and net investments in foreign operations.

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company's functional currency. The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, trade and other receivables, trade and other payables, and derivative financial liabilities on warrants that are denominated in foreign currencies. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. Foreign subsidiaries with a functional currency of Australian Dollars ('AUD') have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

The carrying amount of the consolidated entity's foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:

	Assets		Liabilities	
Consolidated	**2024 $**	**2023 $**	**2024 $**	**2023 $**
US dollars	3,328,662	2,326,256	7,419,785	1,135,162
Euros	-	-	7,320,163	2,710,133
Singapore dollars	-	-	-	846
Pound Sterling	-	-	17,906	-
	3,328,662	2,326,256	14,757,854	3,846,141

The consolidated entity had net liabilities denominated in foreign currencies of $11,429,192 as at 30 June 2024 (2023: net assets $2,232,754).

Kazia Theraputics Limited **Annual Report 2024** 71

Financial Report

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

30 JUNE 2024

Note 22. Financial instruments (continued)

If all currencies had strengthened and weakened against the USD by 10% (2023: 10%) then this would have the following impact:

Consolidated - 2024	AUD strengthened % change	Effect on profit before tax	Effect on equity	AUD weakened % change	Effect on profit before tax	Effect on equity
US dollars	10%	142,045	142,045	(10%)	(142,045)	(142,045)
Euros	10%	-	-	(10%)	-	-
Pound Sterling	10%	(1,791)	(1,791)	(10%)	1,791	1,791
		140,254	140,254		(140,254)	(140,254)

Consolidated - 2023	AUD strengthened % change	Effect on profit before tax	Effect on equity	AUD weakened % change	Effect on profit before tax	Effect on equity
US dollars	10%	(494,373)	(494,373)	(10%)	494,373	494,373
Euros	10%	271,013	271,013	(10%)	(271,013)	(271,013)
		(223,360)	(223,360)		223,360	223,360

Price risk
The consolidated entity is not exposed to any significant price risk.

Interest rate risk
The consolidated entity's exposure to market interest rates relate primarily to the investments of cash balances.

The consolidated entity has cash reserves held primarily in Australian dollars and United States dollars and places funds on deposit with financial institutions for periods generally not exceeding three months.

As at the reporting date, the consolidated entity had the following variable interest rate balances:

Consolidated	2024 Weighted average interest rate %	2024 Balance $	2023 Weighted average interest rate %	2023 Balance $
Cash and cash equivalents	0.39%	1,657,478	0.40%	5,241,197
Net exposure to cash flow interest rate risk		1,657,478		5,241,197

The consolidated entity has cash and cash equivalents totalling A$1,657,478 (2023: A$5,241,197). An increase/decrease in interest rates of 100 basis points (2023: 100 basis points) would have a favourable/adverse effect on profit before tax and equity of $16,575 (2023: $52,411) per annum. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.

Credit risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The entity is not exposed to significant credit risk on receivables.

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Note 22. Financial instruments (continued)

The consolidated entity has adopted a lifetime expected loss allowance in estimating expected credit losses to trade receivables through the use of a provisions matrix using fixed rates of credit loss provisioning. These provisions are considered representative across all customers of the consolidated entity based on recent sales experience, historical collection rates and forward-looking information that is available.

The consolidated entity places its cash deposits with high credit quality financial institutions and by policy, limits the amount of credit exposure to any single counterparty. The consolidated entity is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk. The consolidated entity mitigates default risk by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.

Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure of a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments for a period greater than one year.

There are no significant concentrations of credit risk within the consolidated entity. The credit risk on liquid funds is limited as the counter parties are banks with high credit ratings.

Credit risk is managed by limiting the amount of credit exposure to any single counter-party for cash deposits.

Liquidity risk
The consolidated entity manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. In particular, contingent consideration may be satisfied either by payment of cash or by issue of shares, at the discretion of the entity.

Remaining contractual maturities
The following tables detail the consolidated entity's remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the statement of financial position.

Consolidated - 2024	Weighted average interest rate %	1 year or less $	Between 1 and 2 years $	Between 2 and 5 years $	Over 5 years $	Remaining contractual maturities $	Carrying Amount $
Non-derivatives							
Trade payables	-	4,548,255	-	-	-	4,548,255	4,548,255
Accrued payables	-	10,519,690	-	-	-	10,519,690	10,519,690
Contingent consideration	-	3,389,283	-	4,549,262	-	7,938,545	7,004,621
Total non-derivatives		18,457,228	-	4,549,262	-	23,006,490	22,072,566
Derivatives							
Other financial liabilities	-	-	-	6,478,060	-	6,478,060	6,478,060
Total derivatives		-	-	6,478,060	-	6,478,060	6,478,060

Consolidated - 2023	Weighted average interest rate %	1 year or less $	Between 1 and 2 years $	Between 2 and 5 years $	Over 5 years $	Remaining contractual maturities $	Carrying Amount $
Non-derivatives							
Trade payables	-	857,312	-	-	-	857,312	857,312
Accrued payables	-	3,471,637	-	-	-	3,471,637	3,471,637
Contingent consideration	-	750,000	4,302,916	3,098,869	-	8,151,785	6,870,783
Total non-derivatives		5,078,949	4,302,916	3,098,869	-	12,480,734	11,199,732

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Kazia Theraputics Limited Annual Report 2024 73

Financial Report

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

30 JUNE 2024

Note 23. Fair value measurement

Fair value hierarchy
The following tables detail the consolidated entity's assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3: Unobservable inputs for the asset or liability

Consolidated - 2024	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities				
Contingent consideration	-	-	7,004,621	7,004,621
Warrant liability	-	-	6,478,060	6,478,060
Total liabilities	-	-	13,482,681	13,482,681

Consolidated - 2023	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities				
Contingent consideration	-	-	6,870,783	6,870,783
Total liabilities	-	-	6,870,783	6,870,783

There were no transfers between levels during the financial year.

The fair value of contingent consideration related to the acquisition of Glioblast Pty Ltd and the licence agreement is estimated by probability-weighting the expected future cash outflows, adjusting for risk and discounting.

The effects on the fair value of risk and uncertainty in the future cash flows are dealt with by adjusting the estimated cash flows rather than adjusting the discount rate. The estimated cashflows were adjusted based on the directors' assessment of achieving contracted milestones as disclosed in Note 16. The probabilities used fell in the range of 0% to 100% and were informed by generally accepted industry probabilities of drugs achieving certain milestones in their progression towards registration.

The fair value of the warrant liability is determined using a Black-Scholes Model. Please refer to Note 14 for additional information regarding the private placement warrants.

Level 3 assets and liabilities
Movements in level 3 assets and liabilities during the current and previous financial year are set out below:

Consolidated	Level 3 $	Total $
Balance at 1 July 2022	8,967,785	8,967,785
Losses recognised in profit and loss	(2,097,002)	(2,097,002)
Balance at 30 June 2023	6,870,783	6,870,783
Issuance of warrants	8,599,946	8,599,946
Exercise of warrants	(864,930)	(864,930)
Gain recognised in profit or loss	(1,123,118)	(1,123,118)
Balance at 30 June 2024	13,482,681	13,482,681

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Note 24. Key management personnel disclosures

Compensation
The aggregate compensation made to directors and other members of key management personnel of the consolidated entity is set out below:

	Consolidated	
	2024 $	2023 $
Short-term employee benefits	1,962,563	3,148,514
Post-employment benefits	72,784	149,626
Share-based payments	353,437	1,045,860
	2,388,784	4,344,000

Note 25. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by BDO Audit Pty Ltd, the auditor of the company, and unrelated firms:

	Consolidated	
	2024 $	2023 $
Audit services - BDO Audit Pty Ltd		
Audit or review of the financial statements	418,039	292,772
Other services - BDO Audit Pty Ltd		
Comfort letter ATM	28,774	18,000
Consent letter F-1	104,687	-
Consent letter F-3	11,199	-
	144,660	18,000
	562,699	310,772
Audit services - Grant Thornton Audit Pty Ltd		
Audit or review of the financial statements	72,105	-
Consent letter F-1	94,599	-
Consent letter F-3	32,283	-
	198,987	-

The audit fees include the aggregate fees incurred in the financial years 2024 and 2023 for professional services rendered in connection with the audit of the Company's annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company's Annual Report on Form 20-F, consents and other services related to SEC matters).

Comfort letter ATM refers to the fee in relation to Comfort Letter provided to Oppenheimer for ATM facility.

Note 26. Related party transactions

Parent entity
Kazia Therapeutics Limited is the parent entity.

Kazia Theraputics Limited **Annual Report 2024** 75

Financial Report NOTES TO THE FINANCIAL STATEMENTS CONTINUED 30 JUNE 2024 Note 26. Related party transactions (continued) Subsidiaries Interests in subsidiaries are set out in Note 28. Key management personnel Disclosures relating to key management personnel are set out in Note 24. Transactions with related parties There were no other transactions with KMP and their related parties. Receivable from and payable to related parties There were no trade receivables from or trade payables to related parties at the current and previous reporting date. Loans to/from related parties There were no loans to or from related parties at the current and previous reporting date. Terms and conditions All transactions were made on normal commercial terms and conditions and at market rates. Note 27. Parent entity information Set out below is the supplementary information about the parent entity. Statement of profit or loss and other comprehensive income Parent 2024 2023 $ $ Loss after income tax (24,007,532) (20,862,824) Total comprehensive income (24,007,532) (20,862,824) Statement of financial position Parent 2024 2023 $ $ Total current assets 3,047,586 4,645,440 Total assets 18,487,609 21,914,872 Total current liabilities 25,529,431 7,003,012 Total liabilities 31,334,547 15,472,386 Equity Contributed equity 101,637,758 97,452,246 Reserves 4,224,947 4,422,665 Accumulated losses (118,709,643) (95,432,425) Total equity/(deficiency) (12,846,938) 6,442,486 Reserves comprise Share Based Payments Reserve. Contingent liabilities The parent entity contingent liabilities as at 30 June 2024 and 30 June 2023 are as set out in Note 17. The contingent consideration is specific to the parent entity. 76

Chairman and CEO’s Letter Note 27. Parent entity information (continued) Capital commitments—Property, plant and equipment The parent entity had no capital commitments for property, plant and equipment at as 30 June 2024 and 30 June 2023. Material accounting policy information The accounting policies of the parent entity are consistent with those of the consolidated entity, as disclosed in note 2, except for the following: Key Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity. Dividends received from subsidiaries are recognised as other income by the parent entity and its receipt may be an indicator of an impairment of the investment. Milestones Note 28. Interests in subsidiaries The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2: Ownership interest Principal place of business / 2024 2023 Name Country of incorporation % % Kazia Laboratories Pty Limited Australia 100.00% 100.00% Kazia Research Pty Limited Australia 100.00% 100.00% About Kazia Therapeutics Inc. United States of America 100.00% 100.00% Glioblast Pty Limited Australia 100.00% 100.00% GBM Note 29. Reconciliation of loss after income tax to net cash used in operating activities Consolidated 2024 2023 $ $ Loss after income tax benefit for the year (26,778,014) (20,465,180) Adjustments for: Amortisation 1,869,409 1,869,460 Share-based payments 532,597 1,159,125 Foreign exchange differences (20,403) 45,841 Environment, Movement in contingent consideration 133,838 (2,097,002) Gain on remeasurement of promissory note (25,174)—Gain on remeasurement of financial assets (1,256,846)—Society Issuance of liability classified warrants for services 5,959,960—and Change in operating assets and liabilities: Decrease in trade and other receivables 5,346 3,449,768 Decrease in other assets 1,041,310 364,733 Increase in trade and other payables 10,738,996 568,829 Governance Decrease in deferred tax liabilities (271,089) (271,092) Increase/(decrease) in other provisions (348,973) 263,913 Decrease in borrowings (1,162,310) (44,552) Net cash used in operating activities (9,581,353) (15,156,157) Financial Reports Kazia Theraputics Limited Annual Report 2024 77

Financial Report NOTES TO THE FINANCIAL STATEMENTS CONTINUED 30 JUNE 2024 Note 30. Earnings per Share Consolidated 2024 2023 $ $ Earnings per share for loss from continuing operations Loss after income tax attributable to the owners of Kazia Therapeutics Limited (26,778,014) (20,465,180) Consolidated 2024 2023 $ $ Loss after income tax attributable to the owners of Kazia Therapeutics Limited (26,778,014) (20,465,180) Number Number Weighted average number of ordinary shares used in calculating basic earnings per share 263,676,313 182,284,350 Weighted average number of ordinary shares used in calculating diluted earnings per share 263,676,313 182,284,350 Cents Cents Basic earnings per share (10.16) (11.23) Diluted earnings per share (10.16) (11.23) The number of unissued shares under option that have been excluded from the diluted EPS are 36,180,000 (2024) 8,655,500 (2023) and shares issued post year end 7,181,624. On 15 October 2024, Kazia announced that it planned to affect an ADS ratio change to change the ratio of ADSs to ordinary shares from one ADS to ten ordinary shares to the new ratio of one ADS to one-hundred ordinary shares. The ADS ratio change will have the same effect as a one-for-ten reverse ADS split for Kazia’s ADS holders. There will be no change to Kazia’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS ratio change. The ADS ratio change became effective on 28 October 2024. Note 31. Share-based payments All of the options set out below have been issued to employees and directors under the ESOP. During the financial year an expense of $532,597 (30 June 2023: $1,159,125) was recognised. Number of Number of options—Weighted options—Weighted ordinary average ordinary average shares exercise price shares exercise price 2024 2024 2023 2023 Outstanding at the beginning of the financial year 14,780,000 $0.6292 8,655,500 $1.2826 Granted — 7,930,000 $0.1785 Forfeited (3,400,000) $0.4159 (1,550,000) $1.8977 Expired (1,200,000) $0.4925 (255,500) $0.7735 Outstanding at the end of the financial year 10,180,000 $0.7207 14,780,000 $0.6292 Exercisable at the end of the financial year 7,290,000 $0.8398 6,483,333 $0.9572 78

Chairman and CEO's Letter
Key Milestones
About GBM
Environment, Society and Governance
Financial Reports

Note 31. Share-based payments (continued)

	Number of options - ADS 2024	Weighted average exercise price 2024	Number of options - ADS 2023	Weighted average exercise price 2023
Outstanding at the beginning of the financial year	-	-	-	-
Granted	2,850,000	$0.5600	-	-
Forfeited	(250,000)	$0.5760	-	-
Outstanding at the end of the financial year	2,600,000	$0.5580	-	-
Exercisable at the end of the financial year	-	-	-	-

2024

Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Exercised	Expired / lapsed	Balance at the end of the year
13/11/2019	04/01/2024	$0.4952	1,200,000	-	-	(1,200,000)	-
13/01/2020	13/01/2025	$0.8812	187,500	-	-	(50,000)	137,500
09/11/2020	09/11/2024	$1.1320	1,200,000	-	-	-	1,200,000
09/11/2020	13/01/2025	$0.8812	600,000	-	-	-	600,000
04/01/2021	04/01/2025	$1.6900	187,500	-	-	(50,000)	137,500
09/09/2021	26/06/2026	$1.3650	100,000	-	-	-	100,000
16/11/2021	16/11/2025	$1.6900	750,000	-	-	-	750,000
16/11/2021	16/11/2025	$2.2400	500,000	-	-	-	500,000
16/11/2021	16/11/2025	$1.5600	800,000	-	-	-	800,000
01/02/2022	01/02/2027	$0.9400	425,000	-	-	(100,000)	325,000
01/02/2022	01/02/2027	$0.9400	800,000	-	-	(800,000)	-
24/05/2022	24/05/2027	$0.7800	100,000	-	-	-	100,000
03/03/2023	03/03/2027	$0.1500	3,930,000	-	-	(1,400,000)	2,530,000
03/05/2023	03/05/2027	$0.1870	4,000,000	-	-	(1,000,000)	3,000,000
			14,780,000	-	-	(4,600,000)	10,180,000
Weighted average exercise price			$0.6292	$0.0000	$0.0000	$0.4349	$0.7207

At the end of the period the following outstanding options were vested and exercisable:
- Options in tranches 3 & 12 expired during the year
- Options in tranches 6 were vested and exercisable
- Options in tranches 4, 7, 8, & 9 were vested and exercisable to 69%, apart from those in the above table which have expired
- Options in tranche 5 were vested and exercisable to 75%, apart from those in the above table which have expired
- Options in tranches 10 & 15 were vested and exercisable as to 33%, apart from those in the above table which have expired
- Options in tranches 11, 14, & 16 were vested and exercisable as to 50%, apart from those in the above table which have expired
- Options in tranches 13 were vested and exercisable as to 35%, apart from those in the above table which have expired

Kazia Theraputics Limited Annual Report 2024 79

Financial Report

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

30 JUNE 2024

Note 31. Share-based payments (continued)

The weighted average remaining contractual life of options outstanding at 30 June 2024 is 2.00 years

Tranche	Grant date	Expiry Date	Exercise price	Balance at the start of the year - ADS	Granted	Exercised	Expired/Lapsed on termination of employment	Balance at the end of the year - ADS
17	22/04/2024	22/04/2029	$0.5860	-	1,500,000	-	-	1,500,000
18	17/06/2024	17/06/2029	$0.5130	-	1,100,000	-	(250,000)	850,000
19	27/06/2024	27/06/2030	$0.2970	-	250,000	-	-	250,000
				-	2,850,000	-	(250,000)	2,600,000
Weighted average exercise price					$0.560		$0.576	$0.558

At the end of the period the following outstanding options were vested and exercisable:

- Options in tranche 17, 18, & 19 were unvested

The weighted average remaining contractual life of ADS share options outstanding at 2024 is 4.92 years.

2023

Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Exercised	Expired / lapsed	Balance at the end of the year
07/08/2017	07/08/2022	$0.6700	15,500	-	-	(15,500)	-
05/02/2018	05/02/2023	$0.7802	240,000	-	-	(240,000)	-
13/11/2019	04/01/2024	$0.4925	1,200,000	-	-	-	1,200,000
13/01/2020	13/01/2025	$0.8812	200,000	-	-	(12,500)	187,500
09/11/2020	09/11/2024	$1.1320	1,200,000	-	-	-	1,200,000
09/11/2020	13/01/2025	$0.8812	800,000	-	-	(200,000)	600,000
04/01/2021	04/01/2025	$1.6900	200,000	-	-	(12,500)	187,500
09/09/2021	26/06/2026	$1.3650	100,000	-	-	-	100,000
16/11/2021	16/11/2025	$1.6900	1,000,000	-	-	(250,000)	750,000
16/11/2021	16/11/2025	$2.2400	1,500,000	-	-	(1,000,000)	500,000
16/11/2021	16/11/2025	$1.5600	800,000	-	-	-	800,000
01/02/2022	01/02/2027	$0.9400	500,000	-	-	(75,000)	425,000
01/02/2022	01/02/2027	$0.9400	800,000	-	-	-	800,000
24/05/2022	24/05/2027	$0.7800	100,000	-	-	-	100,000
03/03/2023	03/03/2027	$0.1500	-	3,930,000	-	-	3,930,000
03/05/2023	03/05/2027	$0.1870	-	4,000,000	-	-	4,000,000
			8,655,500	7,930,000	-	(1,805,500)	14,780,000
Weighted average exercise price			$1.2826	$0.1785	$0.0000	$1.8977	$0.6292

80

Chairman and CEO’s Letter Note 31. Share-based payments (continued) At the end of the period the following outstanding options were vested and exercisable:—Options in tranches 1-2 expired during the year—Options in tranches 3 & 6 were vested and exercisable—Options in tranches 4, 5, 7 & 9 were vested and exercisable to 75%, apart from those in the above table which have expired—Options in tranche 8 were vested and exercisable to 50%, apart from those in the above table which have expired Key—Options in tranches 10 & 16 were vested and exercisable as to 33%, apart from those in the above table which have expired—Options in tranches 11, 12, 13 & 14 were vested and exercisable as to 25%, apart from those in the above table which have expired—Options in tranche 15 were unvested Milestones—Options in tranche 16 were 33% vested The weighted average remaining contractual life of options outstanding at 30 June 2023 is 2.995 years. Employee share options During the year ended 30 June 2024, 2,850,000 options have been issued to directors and employees by the Consolidated Entity pursuant to the Company’s Employee Share Option Plan. • Tranches 12 & 13 vests 25% 6 months from issue date and then in 3 amounts at 6 monthly intervals from the date of issue. • Tranches 14 vests 33% immediately then in two equal amounts annually from the date of grant. • Tranches 15 vests 6 months from issue date then in two equal amounts annually from the date of grant. • Tranches 16 vests 33% immediately then in two equal amounts annually from the date of grant.About • Tranches 17 vests quarterly over 3 years from the date of the grant. • Tranches 18 vests quarterly over 3 years from the date of the grant. GBM • Tranches 19 vests yearly over 4 years from the date of the grant Vesting conditions for options within all tranches, is based on service period only; i.e. options will only vest if the option holder continues to be a full-time employee with the Company or an Associated Company during the vesting period relating to the option. Conditions for an option to be exercised: • The options must have vested; • Option holder must have provided the Company with an Exercise Notice and have paid the Exercise Price for the option; • The Exercise Notice must be for the exercise of at least the Minimum Number of Options; and • The Exercise Notice must have been provided to the Company and Exercise Price paid before the expiry of 4 years from the date the Option is issued. Environment, Options Valuation In order to obtain a fair valuation of these options, the following assumptions have been made: Society The Black Scholes option valuation methodology has been used with the expectation that the majority of these options would be exercised towards the end of the option term. Inputs into the Black Scholes model includes the share price at grant date, and exercise price, volatility, and the risk free rate of a five year Australian Government Bond on grant date. Risk-free rate and grant date For all tranches, the risk-free rate of a five-year Australian Government bond on grant date was used. Please refer to the table Governance below for details. The above mentioned options have various vesting periods and exercising conditions. These options are unlisted as of June 30, 2024. No dividends are expected to be declared or paid by the Consolidated Entity during the terms of the options. The underlying expected volatility was determined by reference to historical data of the Company’s shares over a period of time. No special features inherent to the options granted were incorporated into measurement of fair value. Based on the above assumptions, the table below sets out the valuation for each tranche of options. The abovementioned options have various vesting periods and exercising conditions. These options are unlisted as at 30 June 2024. No dividends are expected to be declared or paid by the consolidated entity during the terms of the options. The underlying expected volatility was determined by reference to historical data of the Company’s shares over a period of Financial time. No special features inherent to the options granted were incorporated into measurement of fair value. Reports Kazia Theraputics Limited Annual Report 2024 81

Financial Report

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

30 JUNE 2024

Note 31. Share-based payments (continued)

Based on the above assumptions, the table below sets out the valuation for each tranche of options:

Grant date	Expiry date	Share price at Grant Date	Exercise price	Volatility (%)	Dividend yield (%)	Risk free Rate (%)	Fair value per option
13/11/2019	04/01/2024	$0.4100	$0.4925	74.50%	-	1.95%	$0.18000
13/01/2020	13/01/2025	$0.6200	$0.8812	74.50%	-	1.95%	$0.34000
09/11/2020	13/11/2024	$0.8900	$1.1320	90.00%	-	0.10%	$0.41300
09/11/2020	13/01/2025	$0.8900	$0.8812	90.00%	-	0.10%	$0.50300
04/01/2021	04/01/2025	$1.1850	$1.1690	90.00%	-	0.19%	$0.60000
09/09/2021	21/06/2026	$1.4200	$1.3700	76.00%	-	1.50%	$0.88000
16/11/2021	16/11/2025	$1.5700	$1.6900	76.00%	-	1.50%	$0.85000
16/11/2021	16/11/2025	$1.5700	$2.2400	76.00%	-	1.50%	$0.75000
16/11/2021	16/11/2026	$1.5700	$1.5600	76.00%	-	1.50%	$0.97000
01/02/2022	01/02/2027	$0.9600	$0.9400	79.00%	-	1.50%	$0.59000
24/05/2022	24/05/2027	$0.8000	$0.7800	44.00%	-	2.95%	$0.63000
03/01/2023	03/03/2027	$0.1700	$0.1500	80.00%	-	3.64%	$0.10137
03/03/2023	03/03/2027	$0.1700	$0.1500	80.00%	-	3.64%	$0.10137
03/05/2023	03/05/2027	$0.1900	$0.1870	80.00%	-	3.22%	$0.11110
22/04/2024	22/04/2029	$0.5860	$0.5860	95.00%	-	3.96%	$0.43000
17/06/2024	17/06/2029	$0.3484	$0.5757	95.00%	-	3.84%	$0.23000
27/06/2024	27/06/2030	$0.3461	$0.3311	95.00%	-	4.17%	$0.27000

Note 32. Events Since the End of the Year

Fundraising Activities
From July 2024 through to the date of signing this report, the Consolidated Entity raised total proceeds of A$5,805,033 using the ATM facility and continues to seek additional funding sources both in Australia and overseas. For the same period the Consolidated Entity also raised total proceeds of A$1,621,242 through its equity line of credit facility.

Change in ADS Ratio
The Company announced on October 15, 2024, that it had modified the provisions of its ADR program. The previous conversion ratio of 10 Kazia Therapeutic Limited ordinary shares for each ADR share has become 100 Kazia Therapeutic Limited ordinary shares for each ADR share. The change was effective from October 28, 2024. The change in the ADR ratio had no effect on the number of outstanding ordinary shares.

Phase II/III Clinical Trial Results for Paxalisib in Glioblastoma
The Company announced on July 10, 2024, promising results for paxalisib in treating newly diagnosed unmethylated glioblastoma (GBM) patients. The drug showed a 3.8-month improvement in overall survival (OS), about a 33% increase compared to the standard of care (SOC). This outcome was consistent across two independent studies.

In a study involving 313 patients, those treated with paxalisib had a median OS of 14.77 months, compared to 13.84 months for SOC. A secondary analysis showed even better results, with paxalisib patients having a median OS of 15.54 months versus 11.89 months for SOC.

Paxalisib was well tolerated, with no new safety concerns. However, it did not show efficacy in recurrent GBM patients. Kazia plans to discuss these findings with the FDA to explore an accelerated approval pathway for paxalisib, which already has orphan drug and fast track designations.

No other matter or circumstance has arisen since 30 June 2024 that has significantly affected, or may significantly affect the Consolidated Entity's operations, the results of those operations, or the Consolidated Entity's state of affairs in future financial years

82

Financial Report Chairman and CONSOLIDATED ENTITY DISCLOSURE STATEMENT FOR THE YEAR ENDED 30 JUNE 2024 CEO’s Letter Ownership Place formed / interest Entity name Entity type Country of incorporation % Tax residency Kazia Laboratories Pty Limited Body Corporate Australia 100.00% Australia Kazia Research Pty Limited Body Corporate Australia 100.00% Australia Kazia Therapeutics Inc. Body Corporate United States of America 100.00% United States of America Glioblast Pty Limited Body Corporate Australia 100.00% Australia Key Basis of preparation This consolidated entity disclosure statement (CEDS) has been prepared in accordance with the Corporations Act 2001 and Milestones includes information for each entity that was part of the consolidated entity as at the end of the financial year in accordance with AASB 10 Consolidated Financial Statements. Determination of tax residency Section 295 (3A)(vi) of the Corporation Act 2001 defines tax residency as having the meaning in the Income Tax Assessment Act 1997. The determination of tax residency involves judgement as there are different interpretations that could be adopted, and which could give rise to a different conclusion on residency. In determining tax residency, the consolidated entity has applied the following interpretations: Australian tax residency The consolidated entity has applied current legislation and judicial precedent, including having regard to the Tax About Commissioner’s public guidance in Tax Ruling TR 2018/5. Foreign tax residency GBM Where necessary, the consolidated entity has used independent tax advisers in foreign jurisdictions to assist in its determination of tax residency to ensure applicable foreign tax legislation has been complied with (see section 295(3A)(vii) of the Corporations Act 2001). Environment, Society and Governance Financial Reports Kazia Theraputics Limited Annual Report 2024 83

Directors’ Declaration DIRECTORS’ DECLARATION FOR THE YEAR ENDED 30 JUNE 2024 In the directors’ opinion: the attached financial statements and notes comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; the attached financial statements and notes comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 2 to the financial statements; the attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 30 June 2024 and of its performance for the financial year ended on that date; there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and the information disclosed in the attached consolidated entity disclosure statement is true and correct. Signed in accordance with a resolution of directors made pursuant to section 295(5)(a) of the Corporations Act 2001. On behalf of the Board of Directors ___________________________ ___________________________ Dr John Friend Steven Coffey Managing Director and Chief Executive Officer Non-Executive Director 17 December 2024 Sydney 84

Independence Auditor’s Report Chairman and INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF KAZIA THERAPEUTICS LIMITED CEO’s Letter Tel: +61 2 9251 4100 Level 11, 1 Margaret Street Fax: +61 2 9240 9821 Sydney NSW 2000 www.bdo.com.au Australia Key Milestones INDEPENDENT AUDITOR’S REPORT To the members of Kazia Therapeutics Limited Report on the Audit of the Financial Report Opinion We have audited the financial report of Kazia Therapeutics Limited (the Company) and its subsidiaries About (the Group), which comprises the consolidated statement of financial position as at 30 June 2024, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement GBM of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the financial report, including material accounting policy information, the consolidated entity disclosure statement and the directors’ declaration. In our opinion the accompanying financial report of the Group, is in accordance with the Corporations Act 2001, including: (i) Giving a true and fair view of the Group’s financial position as at 30 June 2024 and of its financial performance for the year ended on that date; and (ii) Complying with Australian Accounting Standards and the Corporations Regulations 2001. Basis for opinion We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under Environment, those standards are further described in the Auditor’s responsibilities for the audit of the Financial Report section of our report. We are independent of the Group in accordance with the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s Society APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) and that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of the Company, would be in the same terms if given to the directors as at the Governance time of this auditor’s report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of Financial BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation. Reports Kazia Theraputics Limited Annual Report 2024 85

Independence Auditor’s Report INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF KAZIA THERAPEUTICS LIMITED Material uncertainty related to going concern We draw attention to Note 2 in the financial report which describes the events and/or conditions which give rise to the existence of a material uncertainty that may cast significant doubt about the group’s ability to continue as a going concern and therefore the group may be unable to realise its assets and discharge its liabilities in the normal course of business. Our opinion is not modified in respect of this matter. Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matter described in the Material uncertainty related to going concern section, we have determined the matters described below to be the key audit matters to be communicated in our report. Valuation of contingent consideration liability Key audit matter How the matter was addressed in our audit As described in Note 17 to the consolidated financial The primary procedures we performed to address this statements, the Company has a A$7 million contingent critical audit matter included: consideration liability recorded as of June 30, 2024 • Assessing the reasonableness of timing and representing the fair value of additional amounts that probability of milestone assumptions against: (i) management believes are likely to be paid to third publicly available information, (ii) published parties. The determination of the recorded amount of clinical trial updates and results, and (iii) review of the contingent consideration liabilities requires the a sample of contracts. Company to make significant estimates and assumptions. • Utilizing professionals with specialized skills and knowledge in valuation to assist in assessing the We identified the measurement of the contingent reasonableness of the discount rates applied by consideration liability as a critical audit matter. The management in determining the contingent measurement of the contingent consideration liability consideration. requires management to determine significant assumptions including estimated probability of achieving milestones, timing of milestones and discount rates. Auditing the Company’s valuation of the contingent consideration liability involved especially challenging and subjective auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed. 2 86

Chairman and CEO's Letter
Key Milestones
About GBM
Environment, Society and Governance
Financial Reports

Valuation and classification of prefunded and ordinary warrants

Key audit matter	How the matter was addressed in our audit
As described in Note 14 to the consolidated financial statements, the Company has a A$6.5 million financial liability recorded as of June 30, 2024 representing the fair value of the prefunded and ordinary warrants. The valuation and classification of the recorded amount of the prefunded warrants and ordinary warrants requires the Company to make significant estimates and assumptions. We identified the valuation and classification of the prefunded and ordinary warrants as a critical audit matter. The valuation of the prefunded and ordinary warrants requires management to determine significant assumptions including estimated capital to be raised, exercise date, estimated stock price and risk free rate. The classification of the prefunded and ordinary warrants requires management's judgment in evaluating contractual terms and applying relevant accounting guidance. Auditing the Company's valuation involved especially challenging and subjective auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.	The primary procedures we performed to address this critical audit matter included: • Assessing the reasonableness of assumptions used in the managements' expert valuation report against industry data, a sample of contracts and other relevant evidence. • Assessing the appropriateness of the classification of the prefunded and ordinary warrants by reviewing a sample of contracts against relevant accounting guidance. • Utilizing professionals with specialized skills and knowledge in valuation to assist in assessing the reasonableness of the valuation methodology applied.

Other information

The directors are responsible for the other information. The other information comprises the information in the Group's annual report for the year ended 30 June 2024, but does not include the financial report and the auditor's report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

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Kazia Theraputics Limited **Annual Report 2024** 87

Independence Auditor’s Report INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF KAZIA THERAPEUTICS LIMITED Responsibilities of the directors for the Financial Report The directors of the Company are responsible for the preparation of: a) the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and b) the consolidated entity disclosure statement that is true and correct in accordance with the Corporations Act 2001, and for such internal control as the directors determine is necessary to enable the preparation of: i) the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error; and ii) the consolidated entity disclosure statement that is true and correct and is free of misstatement, whether due to fraud or error. In preparing the financial report, the directors are responsible for assessing the ability of the group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so. Auditor’s responsibilities for the audit of the Financial Report Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report. A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/admin/file/content102/c3/ar1_2020.pdf This description forms part of our auditor’s report. BDO Audit Pty Ltd Gareth Few Director Sydney, 17 December 2024 4 88

Corporate Directory KAZIA THERAPEUTICS LIMITED Directors Auditor Mr Bryce Carmine BDO Audit Pty Ltd Mr Steven Coffey Level 11 Mr Robert Apple 1 Margaret Street Mrs Ebru Davidson Sydney NSW 2000 Company secretary Website Ms Elissa Hansen www.kaziatherapeutics.com Registered office Three International Towers, Level 24 300 Barangaroo Avenue Sydney NSW 2000 Principal place of business Three International Towers, Level 24 300 Barangaroo Avenue Sydney NSW 2000 ideateCo. Kazia Theraputics Limited Annual Report 2024 iii